                                                Filed Pursuant To Rule 424(b)(2)
                                                Registration No. 333-36559


Prospectus Supplement dated July 21, 1999
(To Prospectus dated October 14, 1997)

                                 $150,000,000
                           LOGO FOR KELLWOOD COMPANY

                         7 7/8% Senior Notes Due 2009

                              ------------------

We will receive $148,152,000 of the proceeds from the sale of the notes, after paying the underwriting discounts and commissions of $975,000 and before expenses estimated at $200,000. The following is a summary of the terms of the notes. For more detail, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the accompanying prospectus.

 . Interest                               . Security and Ranking
  Cash interest on the notes will be       The notes will not be secured by
  payable semiannually on January 15       any collateral.
  and July 15 of each year beginning       The notes will rank equally with
  January 15, 2000.                        all of our existing and future
                                           unsecured senior debt and will rank
 . Maturity                                 senior to all of our existing and
  The notes will mature on July 15,        future subordinated debt.
  2009.
                                         . Guarantees
 . Redemption; Sinking Fund                 The notes will not be guaranteed by
  We may redeem the notes at any           any of our subsidiaries.
  time. The notes will not be subject
  to any sinking fund.

                              ------------------

Each note will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company ("DTC"). Except under the limited circumstances described in this prospectus supplement under "Description of the Notes--Global Notes, Delivery and Form," owners of beneficial interests in the notes will not be entitled to physical delivery of individual certificates for their notes in definitive form.

The notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the issuance of notes in definitive form, and secondary market trading activity in the notes will therefore settle in immediately available funds.

                                                      Underwriting
                                                      Discounts and Proceeds to
                                      Price to Public  Commissions    Kellwood
                                      --------------- ------------- ------------
Per note.............................       99.418%       0.650%         98.768%

Total................................  $149,127,000     $975,000    $148,152,000

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes to purchasers through the facilities of DTC on July 26, 1999.

                              ------------------

Bear, Stearns & Co. Inc.
            Banc of America Securities LLC
                        Banc One Capital Markets, Inc.
                                    Chase Securities Inc.
                                                        Lazard Freres & Co. LLC

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus supplement includes "forward-looking statements" within the meaning of the Securities Act of 1933 and of the Securities Exchange Act of 1934. These forward-looking statements represent our expectations or beliefs concerning future events. Although we believe that our expectations reflected in the forward-looking statements are reasonable, we cannot and do not give any assurance that these expectations will prove to be correct. Factors that could materially affect our results of operations and cause actual results to differ materially from our expectations, include but are not limited to national and regional economic conditions, inflation or deflation, the overall level of consumer spending, the level of consumer debt, currency exchange fluctuations, other capital market conditions, competitive pressures, the performance of our products within the prevailing retail environment, customer acceptance of both new designs and newly introduced product lines, the timing and magnitude of spending on and savings realized from our cost savings initiatives, stable governments and business conditions in the nations where our products are manufactured and financial difficulties encountered by customers. The words "believe", "expect", "will", "estimate", "project", "forecast", "should", "anticipate" and similar expressions may identify forward-looking statements. All forward-looking statements contained herein and all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf, are expressly qualified in their entirety by this cautionary statement.

                              ------------------

   You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date hereof only. Our business, financial condition, results of operations and prospects may have changed since that date.

                                KELLWOOD COMPANY

   Kellwood Company is a leading diversified designer, manufacturer and marketer of a broad range of apparel with sales of over $2.1 billion in fiscal 1999. We are one of the largest providers of popular-to-moderate women's sportswear in the U.S. and a leading manufacturer of woven shirts. We also design, manufacture and market other apparel products including outerwear, lingerie, better-to-bridge women's sportswear and camping soft goods. We sell our products to retailers in all channels of distribution including national retail chains, department stores, specialty stores, mass merchants, mail order houses, electronic retailers, sporting goods stores and other retailers. As a result of our diversified customer base, we market our products at multiple price points. In order to maintain our cost competitiveness, we source our products from a worldwide network of quality manufacturers as well as through our own plants. Our sourcing capabilities provide us with the ability to meet the ever-changing needs of our customers on a timely basis.

Business Segments

   We operate five strategic business segments:

  . Popular-to-Moderate Women's Sportswear. This segment designs, contracts for the manufacture of and markets a broad range of popular to moderately priced apparel to department stores, national retail chains and mass merchants under nationally recognized brand names including Sag Harbor(R), Kathie Lee(R), Koret(R), My Michelle(R), Cricket Lane(R), Studio Ease(R) and Plaza South(TM). The popular-to-moderate women's sportswear segment accounted for 64% of our total sales in fiscal 1999.

  . Better-to-Bridge Women's Sportswear. This segment designs, contracts for the manufacture of and markets a broad range of apparel at higher price points primarily to small specialty stores, department stores and specialty store chains. Brand names include David Dart(R), Bill Burns(R), Northern Isles(R), Robert Scott(R) and David Brooks(R). The better-to-bridge women's sportswear segment accounted for 8% of our total sales in fiscal 1999.

  . Private Label Apparel. This segment develops, manufactures, contracts for the manufacture of and markets a broad range of men's, women's and children's apparel at various price points for all channels of distribution. Our customers include Sears, LL Bean, Wal-Mart, Dayton Hudson and JC Penney. The private label apparel segment accounted for 12% of our total sales in fiscal 1999.

  . Smart Shirts. This segment develops and manufactures private label men's and women's woven and knit shirts. Our customers include Polo Ralph Lauren, Lands' End, JC Penney, Dillard's and Sears. The Smart Shirts segment accounted for 9% of our total sales in fiscal 1999.

  . Recreation Products. This segment designs, manufactures, contracts for the manufacture of and markets outdoor products including tents, sleeping bags and backpacks. Our major brands include Wenzel(R), Kelty(R), Slumberjack(R) and Sierra Designs(R). Each brand is positioned to target a specific distribution channel. The recreation products segment accounted for 7% of our total sales in fiscal 1999.

Strategy

   Our business strategy is to develop and operate a portfolio of integrated businesses with products, channels of distribution and sourcing capabilities that provide us with the appropriate balance, flexibility and diversity necessary to service the ever-changing needs of the retailer and the consumer. There are a number of favorable industry trends that have recently benefited us as a result of our size and market position and allowed us to grow faster than the apparel industry as a whole. These trends include the consolidation of retailers' vendor structures and the growth of the popular-to-moderate segment of the women's apparel industry. We will continue to capitalize on these trends and to leverage our infrastructure to enhance our profit margins and increase cash flow. Key elements of our strategy are:

   Maintain Strong Relationships with Our Customers. We have invested significant capital in our systems and distribution operations in order to meet the needs of our customers. As our customers have consolidated their vendor structures into a smaller number of suppliers who are able to serve their changing needs, we have maintained our position as a leading vendor by consistently delivering high quality fashion merchandise with a strong price/value relationship. In addition, we supplement our ongoing customer service with replenishment programs that provide us with a competitive advantage when retailers are selecting their primary vendors. Most of our competitors are smaller and less well-capitalized and are unable to invest in the infrastructure needed to service large retailers in a similar manner. As a result, we expect to continue to gain market share from our competitors.

   Continue Leveraging Our Infrastructure. Over the past three fiscal years, we have invested $78 million to streamline our operations and leverage our infrastructure to enhance margins and increase cash flow. Primarily as a result of these initiatives, EBITDA margins have increased from 6.6% in fiscal 1996 to 7.8% in fiscal 1999. While the largest part of the capital spending relating to these projects has already occurred, we believe that many of the benefits of these recent investments have yet to be realized. For example, we are consolidating our contractor base as well as other suppliers from whom we source raw materials to gain the benefits of economies of scale in purchasing. In addition, we have consolidated twelve distribution centers into three new, more efficient distribution centers, all of which opened in fiscal 1999. We are also in the process of installing one common integrated business operating system across the entire company and combining many back office functions such as payroll, accounts payable, credit and accounts receivable utilized by many of the operating units into company-wide shared functions to eliminate duplication.

   Continue to Diversify Our Product Offerings. We intend to continue to offer a broad range of products at various price points. We will continue to seek opportunities to penetrate new markets and to diversify our customer base. As part of this strategy, we recently acquired Fritzi California which introduced us into the junior, young women's and young girls' markets. We had not participated in this market prior to the acquisition and we intend to fully capitalize on the brand awareness of the Fritzi brands. In addition, we acquired Koret, Inc. to increase our presence in the upper-to-moderate women's coordinated sportswear and accessory markets. Each of these acquisitions was paid for using our common stock. These acquisitions represent key elements of our strategy to better service our customers as well as increase revenue and profitability. We intend to continue to pursue an active acquisition strategy in order to enhance our product offerings in existing markets as well as to enter new markets.

   We are headquartered in St. Louis, Missouri and employ approximately 19,200 people in fourteen states and seven foreign countries. We have been publicly owned since 1961 and our common stock trades on The New York Stock Exchange under the symbol "KWD."

                                  THE OFFERING

   For a more complete description of the notes specified in the following summary, please see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the accompanying prospectus.

Securities offered.............  $150,000,000 aggregate principal amount of 7
                                 7/8% senior notes due 2009.

Maturity.......................  July 15, 2009.

Interest payment dates.........  Semi-annually on January 15 and July 15 of each year, commencing January 15, 2000.

Ranking........................  The notes:

                                 . will be our direct, senior unsecured
                                   obligations;

                                 . will rank equally with each other and with
                                   all of our other unsecured and
                                   unsubordinated indebtedness; and

                                 . will be effectively subordinated to our
                                   mortgages and our other secured
                                   indebtedness and to indebtedness and other liabilities of our subsidiaries.

Use of proceeds................  We intend to use the net proceeds (before estimated expenses) of approximately
                                 $148,152,000 from the sale of the notes to reduce short-term bank borrowings and for general corporate purposes.

Optional redemption............  We may redeem some or all of the notes at any time at the redemption price set forth in the section of this prospectus supplement entitled "Description of the Notes--Optional Redemption."

General indenture provisions...  We will issue the notes under an indenture with The Chase Manhattan Bank, as Trustee.
                                 The indenture, among other things, restricts our ability and the ability of our subsidiaries to:

                                 . use assets as security in other
                                   transactions; and

                                 . engage in sale and leaseback transactions.

                                USE OF PROCEEDS

   The net proceeds to be received from the sale of the notes will be used in part to repay short-term bank borrowings on the date the proceeds are received. At April 30, 1999, the borrowings were approximately $94.0 million at interest rates ranging from 5.15% to 5.50%. The remaining net proceeds will be used to fund seasonal working capital requirements.

                                   DIVIDENDS

   Dividends on our common stock are payable at the discretion of our Board of Directors. We have continuously paid dividends on our common stock since 1961. Our ability to pay dividends in the future will depend upon our operating results, liquidity, financial condition and other factors considered relevant by the Board of Directors. Restrictive covenants of certain notes due insurance companies include a limitation on the payment of dividends and the repurchase of common stock. In November 1998, our Board of Directors rescinded the share repurchase plan which had been adopted in September 1996. Under the most restrictive covenants, future dividends and purchases of common stock are limited to approximately $54.0 million plus proceeds received on the sale of common stock and 45% of net earnings after April 30, 1999, excluding gains and losses on the disposal of capital assets. We do not intend to raise our quarterly dividend in the foreseeable future.

                                 CAPITALIZATION

   The following table sets forth our cash and consolidated capitalization as of April 30, 1999 and as adjusted to give effect to the issuance of the notes offered hereby and the application of the net proceeds to repay indebtedness as described in "Use of Proceeds". Excess proceeds are expected to be temporary in nature as April 30 is typically near the seasonal trough in borrowings.

                                                             April 30, 1999
                                                           --------------------
                                                                         As
                                                            Actual    Adjusted
                                                           ---------  ---------
                                                               (Dollars in
                                                               thousands)
Cash and cash equivalents................................. $  25,482  $  79,671
                                                           =========  =========
Short-term debt:
  Notes payable........................................... $  93,963  $     --
  Credit facility.........................................       --         --
  Current portion of long-term debt.......................    16,504     16,504
                                                           ---------  ---------
    Total short-term debt................................. $ 110,467  $  16,504
                                                           ---------  ---------
Long-term debt:
  7.625% senior debentures................................ $ 148,455  $ 148,455
  Notes due insurance companies...........................    76,741     76,741
  Capital lease obligations...............................     1,988      1,988
  Notes due 2000 and 2002.................................       475        475
  7 7/8% senior notes offered hereby......................       --     150,000
                                                           ---------  ---------
    Total long-term debt.................................. $ 227,659  $ 377,659
                                                           ---------  ---------
Shareowners' equity:
  Common stock par value $.01 per share................... $ 163,097  $ 163,097
  Retained earnings.......................................   333,340    333,340
  Accumulated other comprehensive income..................    (9,330)    (9,330)
                                                           ---------  ---------
                                                             487,107    487,107
Less treasury stock at cost...............................   (40,919)   (40,919)
                                                           ---------  ---------
    Total shareowners' equity............................. $ 446,188  $ 446,188
                                                           ---------  ---------
    Total capitalization.................................. $ 784,314  $ 840,351
                                                           =========  =========

                            SELECTED FINANCIAL DATA

   The selected consolidated financial data presented below as of and for each of the five fiscal years ended April 30, 1999 are derived from our consolidated financial statements, audited by PricewaterhouseCoopers LLP, independent accountants. This selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations contained herein and with our consolidated financial statements and notes thereto in our Annual Report on Form 10-K for the fiscal year ended April 30, 1999 which are incorporated herein by reference and other financial information which is included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                       Fiscal Year Ended April 30,
                          ------------------------------------------------------------
                             1999          1998        1997        1996        1995
                          ----------    ----------  ----------  ----------  ----------
                             (in thousands, except per share data and ratios)
Income Statement Data
Net sales...............  $2,151,147    $2,094,389  $1,787,530  $1,741,799  $1,621,029
Costs and expenses:
  Cost of goods sold....   1,685,281     1,655,370   1,415,105   1,380,161   1,298,084
  Selling, general &
   administrative.......     315,139       300,601     268,808     263,686     236,616
  Amortization of
   intangible assets....      15,855        16,562      16,601      16,581      15,691
  Special charges.......      62,338(1)        --          --          --       13,896(2)
  Interest expense......      33,883        35,142      26,823      29,269      26,898
  Interest income and
   other, net...........        (502)         (920)     (1,532)     (1,299)     (2,529)
                          ----------    ----------  ----------  ----------  ----------
Earnings before income
 taxes..................      39,153        87,634      61,725      53,401      32,373
  Income taxes..........      37,200        37,500      27,167      21,544      19,043
                          ----------    ----------  ----------  ----------  ----------
Net earnings............  $    1,953    $   50,134  $   34,558  $   31,857  $   13,330
                          ==========    ==========  ==========  ==========  ==========
Diluted earnings per
 share..................  $     0.07    $     1.85  $     1.29  $     1.20  $     0.51
Diluted weighted average
 shares.................      27,605        27,115      26,717      26,556      26,195
Selected Balance Sheet
 Data
Working capital.........  $  465,535    $  454,625  $  279,036  $  278,710  $  277,006
Total assets............   1,054,212     1,103,890     956,368     886,690     878,144
Total debt..............     338,126       413,697     303,096     302,168     326,693
Shareowners' equity.....     446,188       429,660     386,257     366,722     346,118
Other Financial Data
Cash flow from operating
 activities.............  $  131,468    $  (67,907) $   34,009  $   56,071  $  (34,365)
Cash flow from investing
 activities.............     (48,697)      (28,033)    (23,108)    (14,990)    (65,210)
Cash flow from financing
 activities.............     (87,000)      104,512     (14,566)    (35,610)    100,883
Capital expenditures....      51,472        21,640      13,513      18,379      15,954
Depreciation and
 amortization...........      33,358        33,727      32,300      31,880      30,693
EBITDA(3)...............     168,732       156,503     120,848     114,550     103,860
Ratio of earnings to
 fixed charges(4).......        1.92x         3.04x       2.83x       2.48x       1.98x
EBITDA/interest expense.        4.98x         4.45x       4.51x       3.91x       3.86x
Cash dividends declared
 per share..............  $     0.64    $     0.64  $     0.60  $     0.60  $     0.60

   All data have been adjusted to reflect the 1999 merger with Koret, Inc. which was accounted for as a pooling of interests.
----------
(1) Special charges in 1999 include a provision for goodwill impairment of $48.9 million, a provision for facilities shut-down of $6.8 million, and costs of the Koret merger of $6.6 million.
(2) Special charges in 1995 include a provision for facilities shut-down.
(3) EBITDA represents income from continuing operations before interest expense, income tax expense, depreciation and amortization, and $62.3 million in special charges in 1999 and $13.9 million in 1995 discussed above. We have included information concerning EBITDA because we believe it is used by certain investors as one measure of a company's historical ability to fund operations and meet its financial obligations. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles. It should not be used as an alternative to operating income or income from continuing operations as an indicator of our operating performance or as an alternative to cash flows as a measure of our liquidity. In addition, our definition of EBITDA may not be comparable to other similarly titled measures reported by other companies.
(4) Ratio of earnings to fixed charges is determined by dividing the net earnings before interest expense, income taxes, amortization of debt issue costs and a portion of rent expense representative of the interest component by the sum of interest expense, amortization of debt issue costs and the portion of rent expense representative of the interest component. In net earnings for fiscal 1999 and 1995 are special charges discussed in notes 1 and 2 above. If these special charges had not occurred, the ratio of earnings to fixed charges would have been 3.40 in 1999 and 2.41 in 1995.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                  (Dollars in millions except per share data)

   The following discussion is a summary of the key factors our management considers necessary in reviewing our results of operations, liquidity, capital resources and operating segment results. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

Results of Operations

 Overview

   Sales for fiscal 1999 increased 3% to a record $2,151 from $2,094 in 1998. Net earnings declined to $2 ($.07 per diluted share) due to special charges totaling $62 taken in the fourth quarter, however earnings before unusual items and income taxes increased 16% to $101 from $88 in the prior year. Diluted earnings per share before unusual items increased 17% to $2.16 from $1.85 in fiscal 1998. Reported results for all years were restated to include the sales and earnings of Koret, Inc., which was merged into the company in April 1999 in a transaction accounted for as a pooling of interests.

 Net Sales, Operating Earnings, and Earnings before Unusual Items

   Summarized comparative financial data for fiscal 1999, 1998 and 1997, with historical results for all periods revised to include Koret, are as follows ($ in millions; percentages are calculated based on actual data, but columns may not add due to rounding):

                                                                    % change
                                                                   ------------
                                            1999    1998    1997   98-99  97-98
                                           ------  ------  ------  -----  -----
      Net sales........................... $2,151  $2,094  $1,788   2.7%  17.2%
      Cost of products sold...............  1,685   1,655   1,415   1.8%  17.0%
      Selling, general & administrative...    315     301     269   4.8%  11.8%
                                           ------  ------  ------  -----  -----
      Operating earnings..................    151     138     104   8.9%  33.6%
      Amortization of intangibles.........     16      17      17  (4.3%) (0.2%)
      Interest, net & other...............     33      34      25  (2.5%) 35.2%
      Koret merger costs..................      7     --      --
      Facilities shut-down................      7     --      --
      Goodwill impairment.................     49     --      --
                                           ------  ------  ------
      Earnings before tax.................     39*     88      62
      Income taxes........................     37      38      27
                                           ------  ------  ------
      Net earnings........................ $    2* $   50  $   35
                                           ======  ======  ======
      Income tax rate.....................     95%     43%     44%
                                           ------  ------  ------

----------
*Earnings before income taxes and net earnings were $101 and 60, respectively, excluding the impact of the unusual items (merger costs, facilities shut-down, and goodwill impairment).

   Selected income statement components as a percentage of sales are as follows:

                                                             1999   1998   1997
                                                            ------ ------ ------
      Net sales............................................ 100.0% 100.0% 100.0%
      Cost of products sold................................  78.3%  79.0%  79.2%
      Selling, general & administrative....................  14.6%  14.4%  15.0%
                                                            ------ ------ ------
      Operating earnings...................................   7.0%   6.6%   5.8%
      Amortization of intangibles..........................    .7%    .8%    .9%
      Interest, net & other................................   1.6%   1.6%   1.4%

   Sales increased 3% in fiscal 1999 after increasing 17% in 1998 vs. the prior year. Fiscal 1999 sales benefited from:

  . the continued growth of the Sag Harbor(R) line including the new Sag
    Harbor(R) Sport weekendwear;

  . the acquisition of Fritzi which added $48 in sales during the third and fourth quarters;

  . the Studio Ease(R) line of casual dresses sold to department stores;

  . private label intimate apparel programs with major discounters and national chains; and

  . continued growth in the men's shirt business through private label programs.

  These developments were partially offset by:

  . decreases of approximately $93 related to exiting certain businesses, including Counterparts(R) (a division of Koret), Brittania(R) pants, and a nurse's uniforms and a maternitywear business;

  . lower than expected results from the recently repositioned Cricket
    Lane(R) and Melrose(R) brands;

  . sales deferrals due to the timing of customer orders as Koret's accessory business was repositioned to adopt a market segmentation strategy; and

  . weak demand for private label outerwear and basic denim jeans.

   The fiscal 1998 sales increase was broad-based across every channel of distribution and almost all segments. Leading contributors were the Sag Harbor(R), Kathie Lee(R), Koret(R) and Cricket Lane(R) labels as well as the Smart Shirts segment.

   Cost of products sold as a percent of sales decreased to 78.3% in fiscal 1999 compared to the fiscal 1998 level of 79.0%. This was primarily due to improved production efficiencies and sourcing--including cost reductions as a result of lower material costs and labor costs in Asia, exiting certain low margin businesses, and savings generated by the Supplier Management Initiative, one of the Vision 2000 programs.

   Cost of products sold increased from 1997 to 1998 primarily due to the increase in sales. Cost of products sold as a percent of sales decreased from 79.2% in 1997 to 79.0% in 1998 as the impact of faster sales growth in businesses and programs with gross margins below the Company average partially offset improved production efficiencies and sourcing.

   Selling, General and Administrative expenses (S,G&A) in fiscal 1999 increased $14 or 4.8% to $315 (14.6% of sales) as compared to $301 (14.4%) and $269 (15.0%) in fiscal 1998 and 1997, respectively. The increase in S,G&A in fiscal 1999 included the impact of start-up costs for new products and brands, and increased systems consulting and quota costs at Smart Shirts. These increases were partially offset by cost reductions resulting from consolidation of operations in the Better-to-Bridge segment.

   The increase in 1998 resulted primarily from an $11 increase in spending on the Vision 2000 initiative and from variable S,G&A associated with the 17% sales increase.

   Operating earnings (defined as net sales less cost of products sold and S,G&A) increased to 7.0% of sales from 6.6% in fiscal 1998 and 5.8% in 1997. The 1999 increase was due primarily to improved production efficiencies and sourcing--including cost reductions as a result of lower material costs and labor costs in Asia, exiting certain low margin businesses, and savings from the Supplier Management Initiative.

   The 1998 increase was due to the increased volume and improved production efficiencies and sourcing, partially offset by increased spending on Vision 2000 programs.

   Interest expense increased from 1997 to 1998 due primarily to the increase in average debt and the higher interest rate that resulted from replacing short term debt with the 20 year debentures (discussed below).

   The effective tax rate fluctuated from 1997 to 1998 due primarily to the timing of losses of Koret's foreign operations for which no tax benefit was recognized. The 1999 rate of 95% was a consequence primarily of the non-deductible Goodwill impairment charge and non-deductible Koret merger costs of $2.4.

 Segment results:

   Sales and operating earnings by segment for the three years ended April 30, 1999 were as follows:

                                                                   % change
                                                                 --------------
      Net sales                              1999   1998   1997  98-99   97-98
      ---------                             ------ ------ ------ ------  ------
      Popular-to-Moderate.................. $1,382 $1,296 $1,021   6.6%   26.9%
      Better-to-Bridge.....................    167    198    224 (15.5%) (11.7%)
      Private Label Apparel................    256    289    264 (11.5%)   9.5%
      Smart Shirts.........................    203    173    153  17.0%   13.1%
      Recreation Products..................    144    138    125   4.2%   10.5%
                                            ------ ------ ------ ------  ------
      Kellwood total....................... $2,151 $2,094 $1,788   2.7%   17.2%
                                            ====== ====== ====== ======  ======

                                                                   % change
                                                                 --------------
      Operating earnings                     1999   1998   1997  98-99   97-98
      ------------------                    ------ ------ ------ ------  ------
      Popular-to-Moderate.................. $123.2 $105.2 $ 64.5  17.1%   63.0%
      Better-to-Bridge.....................    4.5    5.4   16.1 (16.7%) (66.5%)
      Private Label Apparel................   28.1   34.2   23.1 (17.9%)  48.2%
      Smart Shirts.........................   16.6   14.8   11.1  12.7%   32.4%
      Recreation Products..................   11.5   10.5    9.4   9.4%   12.0%
                                            ------ ------ ------ ------  ------
      Total segment
        Operating earnings................. $183.9 $170.1 $124.3   8.1%   36.9%
                                            ====== ====== ====== ======  ======

   Popular-to-Moderate sales were up 27% in 1998 on the strength of the Sag Harbor(R), Kathie Lee(R), Koret(R) and Cricket Lane(R) labels. The $41 increase in Operating earnings (8.1% of sales in 1998 from 6.3% in 1997) was primarily due to improved sourcing of products from Asia and Mexico, particularly the Koret products. The 27% sales increase also contributed to the margin improvement.

   The acquisition of Fritzi in the third quarter of fiscal 1999 added $48 to sales which, along with continued strength of the Sag Harbor(R) line, contributed the majority of the 7% increase in the sales of this segment. These increases were partially offset by discontinued businesses, including Counterparts(R) (a division of Koret), nurses' uniforms and maternitywear. Operating earnings margin improved to 8.9% from 8.1% in the prior year largely due to improved divisional mix (faster growth in businesses and programs with operating earnings margins higher than the segment average), the discontinuation of Koret's unprofitable Counterparts(R) business, and improved sourcing of Koret products.

   Better-to-Bridge sales declined 12% in 1998 and 16% in 1999, and operating earnings margin declined from 7.2% in 1997 to 2.7% in 1998 and 1999. These declines were driven by disappointing sales from the Melrose(R) brand and lower sales to certain specialty stores. This segment contributed only 7.8% of Kellwood's sales and 2.4% of segment operating earnings in fiscal 1999.

   Private label sales for the fiscal year were down 12% in 1999 due to weak demand for private label outerwear and basic denim jeans after being up 10% in 1998 due primarily to the strength of outerwear sales. Operating earnings margins in the private label segment declined to 11.0% in 1999 from 11.8% in 1998 and 8.7% in 1997 due to the impact of the Brittania business in 1998.

   Smart Shirts sales were up 17% in 1999 and 13% in 1998 vs. the prior year. The major drivers of this growth were the new knit shirt operation in Sri Lanka and the Polo Ralph Lauren(R) business which began shipping in the fourth quarter of fiscal 1997. Due to the increased volumes and improved worker productivity, as well as Asian currency fluctuations, operating profit margins at Smart Shirts have improved to 8.2% in 1999 and 8.5% in 1998 as compared to 7.3% in 1997.

   Recreation Products sales were up 4% in 1999 and 11% in 1998 vs. the prior year. Due to the increased volumes and improved worker productivity, as well as Asian currency fluctuations, operating profit margins in the recreation products segment improved to 8.0% in 1999 from 7.6% in 1998 and 7.5% in 1997.

 Unusual items

   The Koret merger. Effective April 30, 1999 we completed a merger with Koret, Inc., issuing approximately 5.2 million shares of Kellwood common stock in exchange for all of the outstanding shares and options of Koret. The transaction was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements and this Management's Discussion and Analysis give retroactive effect to the merger with all periods presented as if the two companies had always been combined. One-time costs of the Koret merger ($6.6) decreased 1999 reported earnings per share by $.18.

   Restructuring and Provision for Goodwill Impairment. As part of our Vision 2000 program, we developed and began implementing a plan to reorganize and restructure several operating units that were experiencing operating losses or performing below expectations. Key components of the plan include the consolidation of similar types of operating units, relocation and consolidation of distribution facilities in the northeast, midwest and west coast, and elimination of redundancies between operating units. These activities are currently in process and will continue through fiscal 2000.

   During fiscal 1999, we closed a number of our domestic manufacturing facilities as their work was transferred to our facilities in Mexico, the Caribbean and Central America and our network of contractors around the world. These moves, in concert with certain other planned plant closings scheduled to be completed in fiscal 2000, will enhance our cost competitiveness and sourcing flexibility in fiscal 2000 and beyond. These plant closures and the related shift in manufacturing to offshore contractors relate primarily to the Private Label segment and are not expected to impact future sales. Cost reductions resulting from these moves will have a minimal impact on margins, as it is expected to be necessary to pass much of the savings on to customers in order to retain these businesses. These activities are currently in process and will continue through fiscal 2000. In connection with this restructuring, in the fourth quarter of 1999 we recorded a provision for facilities shut-down of $6.8 (pretax). This provision consisted of termination benefits of $4, vacant facilities costs of $1.4, other cash costs of $.3, and non-cash charges of $1.1. The non-cash charges represent primarily a write-down of obsolete or abandoned fixed assets to their net realizable value. Of the total non-cash provision of $5.6, $.5 has been paid during fiscal 1999. The total provision of $6.8 reduced net earnings and earnings per diluted share by $3.9 and $.14, respectively for the year.

   As a consequence of the changes discussed above and changing market conditions, we conducted a review and analysis of the projected cash flows for certain underperforming operating units and assessed the realizability of the carrying value of the intangible assets of these units. During the fourth quarter we completed this review and identified an impairment of $48.9, primarily related to business units in the better-to-bridge segment. The provision for this impairment reduced net earnings and earnings per diluted share by $48.9 and $1.77, respectively for the year.

Financial Condition

   Cash flow from operations is our primary source of liquidity. We use financial leverage to minimize the overall cost of capital and maintain adequate operating and financial flexibility. Our management monitors leverage through its debt-to-capital ratio. Working capital management is monitored primarily by analysis of our investment in accounts receivable and inventories.

   Leverage. Our debt-to-capital ended fiscal 1999 at 43%, the lowest in 5 years and down from 49% at April 30, 1998. This reduction was in spite of a record level of capital spending and a $58 reduction in equity resulting from the unusual charges discussed above. Four major factors contributed to this decline:

  . Better performance in the management of working capital, assisted by a slower rate of sales growth at fiscal 1999 year-end compared to fiscal 1998,

  . Operating earnings were up significantly, as planned, from fiscal 1998,

  . The purchase of Koret and Fritzi using stock and assuming only a small amount of debt, and

  . Repatriation of $35 from Smart Shirts in March 1999.

   On a current equity market value basis, our debt-to-capital declined to 32% at April 30, 1999 compared to 33% at the prior year-end.

   Working Capital. Our working capital requirements for inventories and receivables are influenced primarily by sales patterns which are highly seasonal. Inventory levels are highly dependent upon forecasted sales, and receivables are a result of the timing of recent months' sales and customer payment terms.

   The current ratio remained relatively stable at 2.4 to 1 at April 30, 1999 vs. 2.2 to 1 at April 30, 1998. Accounts receivable increased $64 (20%) vs. April 30, 1998, significantly ahead of the 3% increase in sales. This increase was due principally to the inclusion of $46 of Koret receivables in the 1999 balance sheet (compared to $8 at April 30, 1998) as a result of our debt capacity replacing the factor borrowing previously used by Koret. The other major factor in the change is growth in the volume of business we do with certain customers which have terms of sale in excess of the company average. This was offset by an $87 decline in inventory levels (20%) as a consequence of improved working capital management and lower expected sales in the first half of fiscal 2000 compared to sales in the first half of fiscal 1999.

   Investing Activities. Capital spending was $52 for fiscal 1999 and $22 for 1998. This compares with capital spending of $13-15 per year before the commencement of the Vision 2000 program. The additional spending was largely for warehouse construction and development of the Integrated Business System
(IBS). Capital spending for fiscal 2000 is planned to be in the $25 to $30 range. About half of this to be invested in computer hardware and software projects (including additional investments in the IBS, purchase and modification of a Warehouse Management System, and new CAD systems for certain divisions) and the other half to be invested in new domestic warehousing and distribution facilities, new or remodeled showrooms and selling facilities, and manufacturing facilities in Asia.

   In the third quarter of fiscal 1999, we purchased substantially all of the non-real estate assets of Fritzi. The purchase price included 0.84 million shares of our common stock valued at $22.3 and the assumption of certain liabilities totaling $14.5. The transaction was accounted for as a purchase.

   Financing Activities. Long-term financings are arranged as necessary to meet our anticipated capital requirements, with the timing, principal amount and terms depending on the prevailing securities markets generally and the market for our debt in particular.

   In the second quarter of fiscal 1998, we completed a 20-year public debt offering totaling $150. These debentures carry a 7.625% coupon rate. They received investment grade ratings from Moody's and S&P of Baa3/BBB.

   Long-term fixed-rate debt as a percentage of total debt was 67% at April 30, 1999 compared to 61% at the prior year-end.

   We maintain informal, uncommitted lines of credit with several banks which totaled $190 at April 30, 1999. Borrowings under these uncommitted lines totaled $94 at April 30, 1999.

   We maintain a $300 committed credit facility agreement of which up to $200 can be utilized for short-term loans and up to $200 can be utilized for letters of credit. At April 30, 1999, $178 was available for future use. The existing agreement expires October 30, 1999. During the first half of fiscal 2000 we plan to put in place a new three-year $350 committed bank credit facility to ensure the liquidity necessary to support planned internal growth as well as to provide the capacity for additional acquisitions. Our management believes that our combined operating, cash and equity position will continue to provide the capital flexibility necessary to fund future opportunities and to meet existing obligations.

   In November 1998, the Board of Directors rescinded the share repurchase plan which had been adopted in September 1996.

   The additional shares outstanding as a result of the Koret merger will increase our cash cost of the dividend compared to the dividends actually paid in the periods presented in the financial statements. Based on the current dividend rate and number of shares outstanding, we would expect to pay dividends of $18 in fiscal 2000 compared with $14 actually paid in fiscal 1999 and 1998.

Market Risk Sensitivity and Inflation Risks

   Foreign Currency Risk. We do not believe that it has significant foreign currency transactional exposures. The impact of a 10% unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of the foreign currencies in which we do have transactional exposures would be immaterial.

   Interest Rate Risk. Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. At April 30, 1999, our debt portfolio was composed of approximately 28% variable-rate debt (adjusted for the impact of variable rate assets) and 72% fixed-rate debt. Our strategy regarding management of our exposure to interest rate fluctuations did not change significantly during fiscal 1999. Management does not expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed in fiscal 2000.

   Various financial instruments issued by the company are sensitive to changes in interest rates. Market interest rate changes would result in increases or decreases in the market value of our fixed-rate debt. With respect to our fixed-rate debt outstanding at April 30, 1999, a 10% change in interest rates would have resulted in approximately a $13 change in the market value of our fixed-rate debt. With respect to our variable-rate debt, a 10% change in interest rates would have had an immaterial impact on our interest expense for fiscal 1999.

   Commodity Price Risk. We are subject to commodity price risk arising from price fluctuations in the market prices of sourced garments or the various raw materials that comprise its manufactured products (synthetic fabrics, woolens, denim, etc.). We are subject to commodity price risk to the extent that any fluctuations in the market prices of its purchased garments and raw materials are not reflected by adjustments in selling prices of its products or if such adjustments significantly trail changes in these costs. We do not use derivative instruments in the management of these risks.

   Inflation Risk. Our inflation risks are managed by each business unit through selective price increases when possible, productivity improvements, and cost-containment measures. Our management does not believe that inflation risk is material to our business or its consolidated financial position, results of operations or cash flows.

Outlook

   Our management expects the company's sales in the first half of fiscal 2000 to be relatively flat, with growth picking up in the second half; sales for the year are expected to be up approximately 5%.

   While the demand for the quality products and superior service provided by Smart Shirts to its customers remains strong, the outlook for fiscal 2000 calls for flat to slightly lower sales due to quota constraints in Sri Lanka. Smart Shirts is evaluating acquisition and joint venture opportunities in Singapore and other countries which have ample quota to enable this segment to return to growth in fiscal 2001. As retailers are demanding and receiving lower prices, margins for 2000 will be under pressure.

   Our investments in its Vision 2000 initiative peaked in fiscal 1999 and are expected to decline thereafter. The benefits of the Vision 2000 programs are expected to continue to further enhance our competitive position and ability to continue to gain market share and improve profitability in the future.

   Interest expense in fiscal 2000 is expected to be slightly lower due to lower borrowing needs, partially offset by a higher borrowing cost of this offering and expected changes in market interest rates vs. fiscal 1999. Though our management believes that the rate on the new long-term debt will be favorable, it is expected to be approximately 2% higher than we would expect to pay for short-term floating rate debt.

   The write-off of goodwill in fiscal 1999 will reduce projected amortization of intangibles by approximately $9 from the level that would have been experienced had the impairment not occurred and had the assets continued to be written off over their remaining scheduled lives. Additionally, the reduction of the permanent difference related to this write-off in combination with other changes in our income tax position is expected to reduce the our effective tax rate to approximately 41% for fiscal 2000.

Year 2000 Issue Readiness

   In July 1996 we outsourced our Information Systems function to Electronic Data Systems Corporation (EDS). Together, EDS and Kellwood employees have completed an assessment and developed plans to make key operational and financial systems Year 2000 compliant and ensure uninterrupted functionality through the Year 2000. We are monitoring the progress and currently believe such plans are 90% implemented.

   As part of the Vision 2000 initiative, several new information technologies have been and are being installed to implement a Consistent Office Environment
(COE) and to replace several business and accounting systems with an Integrated Business System (IBS). The COE initiative is a corporate-wide effort to install new PC's and servers, and desktop software, all of which are Year 2000 compliant. This initiative was fully implemented in fiscal 1999.

   We are in the process of remediating the current systems at three non-compliant locations. Development is complete, and testing of systems modifications for the systems being remediated is in process. Remediation projects at all three non-compliant locations are expected to be substantially completed in July 1999.

   Remediation or replacement of certain "non-IT" systems, including telephone systems, CAD systems, voice mail and shipping software and equipment is approximately 90% complete. Testing is currently in process where necessary and is progressing as planned.

   We are incurring significant business process reengineering and system replacement expenses as part of the Vision 2000 initiative as described in the "Results of Operations" section. Our cost of remediation and replacement of non-Year 2000 compliant systems is estimated to be $3.1, of which approximately $2.6 has already been incurred. We have utilized cash flow from operations to fund Year 2000 expenditures.

   Several of our pre-IBS business and accounting systems that have been in use for several years are already Year 2000 compliant. These compliant legacy systems are in place at business units which encompass approximately 78% of fiscal 1999 sales. Testing of Year 2000 compliance for these systems has been substantially completed. Implementation of IBS to replace these systems is not scheduled until fiscal 2000 or later.

   We believe our most reasonably likely worst case scenario with respect to our own systems would involve either:

  . discrete modules of the IBS which do not handle Year 2000 data properly because they are not properly written, interfaced or implemented; or

  . components or subsystems of our legacy systems which are found to be not fully or properly remediated.

   In either case, we would utilize internal systems staff and increase our utilization of EDS personnel and other qualified consultants from our software vendors to correct the problems. Until necessary system modifications could be made, manual procedures would be employed. Such a situation may result in additional remediation costs to be incurred and/or delays in operating activities.

   Key trading partners such as customers, suppliers, banks, shipping companies and insurance companies have been contacted to assess Year 2000 compliance in key potentially impacted business relationships. We do not have control over these third parties and, as a result, we cannot currently determine to what extent future operating results may be adversely affected by the failure of these third parties to successfully address their Year 2000 issues. Electronic transactions with key trading partners have been identified and Year 2000 compliance has been addressed.

   Our ability to process electronic data interchange transactions with its customers has been tested and certified Year 2000 compliant by the National Retail Federation.

   Electronic transactions dealing with funds transfers, letters of credit, payroll, and employee benefits have also been addressed and are currently either already Year 2000 compliant or are in the process of becoming compliant.

   Based on the results of the Year 2000 readiness information received from third parties, we believe that our key trading partners are putting forth their best efforts to minimize identified exposures. However, we have identified alternative suppliers for significant raw materials should current key suppliers prove unable to satisfactorily address Year 2000 issues and supply necessary raw materials. We believe our contractors' most significant challenges will relate to transportation and infrastructure of the foreign countries in which they operate. Alternative contractors will be identified if current key contractors are unable to satisfactorily address Year 2000 issues and manufacture product. Should customers be unable to satisfactorily address Year 2000 issues, manual procedures would be employed to ensure key functions such as ordering and invoicing could be continued. We believe the most reasonably likely worst case scenario with respect to key trading partners would involve the inability of such partners to conduct business requiring manual processes to be employed and/or alternative partners to be utilized. Such a situation may result in temporary increases in costs, delays in receiving cash payments and/or delays in operating activities.

 Euro Conversion

   We have no significant sales, manufacturing or sourcing in Europe, and therefore we do not expect to be impacted by the introduction or adaptation of the Euro in the European Union.

                                    BUSINESS

History

   We are a diversified portfolio of apparel businesses which have been merged or acquired principally over the past 14 years. During this period, we operated each of these businesses as independent divisions. However, over the past three years, we have undertaken an initiative to integrate and leverage the operating functions (sourcing, purchasing, warehousing and distribution, and administrative services) of these businesses in order to realize economies of scale and position ourselves to better serve the needs of our customers and ultimately, the consumer. As a result of this initiative, we have consolidated several of our facilities, leveraged our combined purchasing power, moved the majority of our sourcing and manufacturing offshore and implemented other cost savings measures. As we grow, we believe that this will enhance our operating margins and provide added value as we integrate future acquisitions.

Strategy

   Our business strategy is to develop and operate a portfolio of integrated businesses with products, channels of distribution and sourcing capabilities that provide us with the appropriate balance, flexibility and diversity necessary to service the ever-changing needs of the retailer and the consumer. There are a number of favorable industry trends that have recently benefited us as a result of our size and market position and allowed us to grow faster than the apparel industry as a whole. These trends include the consolidation of retailers' vendor structures and the growth of the popular-to-moderate segment of the women's apparel industry. We will continue to capitalize on these trends and to leverage our infrastructure to enhance our profit margins and increase cash flow. Key elements of our strategy are:

   Maintain Strong Relationships with Our Customers. We have invested significant capital in our systems and distribution operations in order to meet the needs of our customers. As our customers have consolidated their vendor structures into a smaller number of suppliers who are able to serve their changing needs, we have maintained our position as a leading vendor by consistently delivering high quality fashion merchandise with a strong price/value relationship. In addition, we supplement our ongoing customer service with replenishment programs that provide us with a competitive advantage when retailers are selecting their primary vendors. Most of our competitors are smaller and less well-capitalized and are unable to invest in the infrastructure needed to service large retailers in a similar manner. As a result, we expect to continue to gain market share from our competitors.

   Continue Leveraging Our Infrastructure. Over the past three fiscal years, we have invested $78 million to streamline our operations and leverage our infrastructure to enhance margins and increase cash flow. Primarily as a result of these initiatives, EBITDA margins have increased from 6.6% in fiscal 1996 to 7.8% in fiscal 1999. While the largest part of the capital spending relating to these projects has already occurred, we believe that many of the benefits of these recent investments have yet to be realized. For example, we are consolidating our contractor base as well as other suppliers from whom we source raw materials to gain the benefits of economies of scale in purchasing. In addition, we have consolidated twelve distribution centers into three new, more efficient distribution centers, all of which opened in fiscal 1999. We are also in the process of installing one common integrated business operating system across the entire company and combining many back office functions such as payroll, accounts payable, credit and accounts receivable utilized by many of the operating units into company-wide shared functions to eliminate duplication.

   Continue to Diversify Our Product Offerings. We intend to continue to offer a broad range of products at various price points. We will continue to seek opportunities to penetrate new markets and to diversify our customer base. As part of this strategy, we recently acquired Fritzi California which introduced us into the junior, young women's and young girls' markets. We had not participated in this market prior to the acquisition and we intend to fully capitalize on the brand awareness of the Fritzi brands. In addition, we acquired Koret, Inc. to increase our presence in the upper-to-moderate women's coordinated sportswear and accessory markets.

Each of these acquisitions was paid for using our common stock. These acquisitions represent key elements of our strategy to better service our customers as well as increase revenue and profitability. We intend to continue to pursue an active acquisition strategy in order to enhance our product offerings in existing markets as well as to enter new markets.

Popular-to-Moderate Women's Sportswear

   We design, contract for the manufacture of and market a broad range of products to the $49 billion popular-to-moderate women's sportswear market under a variety of labels including Sag Harbor(R), Kathie Lee(R), Koret(R), My Michelle(R), Cricket Lane(R), Studio Ease(R) and Plaza South(TM). In addition, as a result of the Koret acquisition, we also offer a line of accessories under the licensed brand names Polo by Ralph Lauren(R), Chaps Ralph Lauren(R) and Lauren Ralph Lauren(R). We have grown our popular-to-moderate sales at a compounded annual growth rate of 14% (18% including acquisitions) from fiscal 1990 to fiscal 1999 versus the overall popular-to-moderate market's compounded annual growth rate of 5%. We market our products through multiple distribution channels and offer our products at varying price points as follows:

  . National retail chains (including Sears, JC Penney, Wards, Kohls and
    Mervyns) principally at the mid-price point;

  . Department stores (including Federated, May Company, Dayton Hudson and
    Dillard's), principally at the opening price point;

  . Specialty stores (including The Limited, Goody's, Brooks Brothers, Jos.
    A. Banks and American Retail Group) principally at the mid-price point;
    and

  . Mass merchants (including Wal-Mart, Kmart and Target) principally at the mid-to-upper price points.

   In fiscal 1999, the popular-to-moderate women's sportswear segment of our business represented approximately 64% of total company sales.

   The apparel market at retail in 1998 was $186 billion, compared to $177 billion in 1997, an increase of 4.8%. Women's apparel is the largest segment of the market with sales at retail of $93 billion of which popular-to-moderate priced women's sportswear accounted for $49 billion in 1998 or over 50% of all women's apparel. Popular-to-moderate sportswear includes blazers, dresses, sweaters, blouses, vests, other tops, skirts, pants, skorts and other bottoms generally retailing below $50.

   Our major brand names within the popular-to-moderate segment and their related products and distribution channels are as follows:

      Brand Names             Products                 Distribution Channel
      -----------             --------                 --------------------
      Sag           Career and casual related     Department stores, national
      Harbor(R)     separates with skirts,        retail chains, specialty stores
                    blazers, pants, skorts,       and catalogs.
                    blouses, sweaters, shirts,
                    dresses and tee tops creating
                    a total wardrobe concept
                    in all size ranges.

      Koret(R),     Coordinated sportswear        Department stores and
      Napa          in the upper end of           specialty stores.
      Studio(TM),   moderate.
      and Jax(R)

      Polo by       Accessories, including        Department stores
      Ralph         small leather goods,          and specialty stores.
      Lauren(R),    marketed under license.
      Chaps Ralph
      Lauren(R)
      and Lauren
      Ralph
      Lauren(R)

      Brand Names           Products                 Distribution Channel
      -----------           --------                 --------------------
      Kathie        Dresses and sportswear    Department stores, national
      Lee(R),       for misses, juniors, plus retail chains, mass merchants,
      M.H.M.(R),    and petite sizes at       specialty stores, mail order
      Plaza         popular-to-better price   and non-retail.
      South(TM),    points.
      Vintage
      Blue(TM)
      and Studio
      Ease(R)

      My            Junior (12 yrs.-29 yrs.)  Specialty stores, department
      Michelle(R)   and young girls (6 yrs. - stores, and national retail chains.
                    11 yrs.) moderately
                    priced dresses and
                    sportswear.

   Items sold under the Kathie Lee(R) trademark are manufactured under license from Lambchop Productions Ltd., the owner of that trademark.

Better-to-Bridge Women's Sportswear

   We design, contract for the manufacture of and market a broad range of better-to-bridge women's sportswear under a variety of labels. We market our products primarily through approximately 5,000 small specialty stores, department stores and specialty store chains at higher price points. In fiscal 1999, the better-to-bridge women's sportswear segment of our business represented approximately 8% of total company sales.

   The better-to-bridge market accounted for $9 billion, or 10% of all women's apparel in 1998. Better-to-bridge sportswear includes products similar to the popular-to-moderate products but generally retail between $60 and $250. The better-to-bridge market is extremely competitive and is dominated by national brands such as Jones New York, Liz Claiborne, Donna Karan and St. John Knits.

   Our major brand names within the better-to-bridge segment, and their related products and distribution channels are as follows:

          Brand Names              Products           Distribution Channel
          -----------              --------           --------------------
      David Dart(R), and   Bridge casual, career    Upscale department
      Bill Burns(R)        sportswear and dresses   and specialty stores
                           for misses, plus and     and David Dart Emporiums.
                           petite sizes

      Melrose(R),          Better-priced casual and Better specialty stores,
      David Brooks(R),     career sportswear for    mail order and better
      Robert Scott(R) and  women's and misses.      department stores.
      Northern Isles(R)

   Items manufactured under the Bill Burns(R) trademark are manufactured under license from Bill Burns New York, Inc., the owner of that trademark.

Private Label Apparel

   We develop, manufacture, contract for the manufacture of and market high quality, private label intimate apparel, loungewear, outerwear, activewear, pants, jeans, workwear and sweaters. We market our products principally through national retail chains, mass merchants, catalog retailers and wholesale clubs. Our customers include Sears, L.L. Bean, Wal-Mart, Dayton Hudson and JC Penney. We distinguish ourselves from traditional private label manufacturers by offering apparel retailers complete merchandise management programs such as consumer, product and market analysis, design of individual styles and differentiated merchandise assortments, inventory planning and sales forecasting by SKU, retail pricing strategy, quick response electronic order execution and automatic replenishment by SKU of store level inventories. Our private label business has evolved over the past few years into a product development business strategically positioned to assist retailers in differentiating their merchandising mix.

Smart Shirts

   We are a leading manufacturer of woven dress and sport shirts and, to a lesser degree, a manufacturer of ladies blouses, men's pants and knit shirts primarily for sale to our customers under their own labels. Our customers include Polo Ralph Lauren, Lands' End, JC Penney, Dillard's and Sears. We develop programs in conjunction with our customers to provide value-added design, merchandising and quality manufacturing. Our focus is on better shirts that retail at prices in excess of $30. The smart shirts segment accounted for 9% of our total sales in fiscal 1999.

   In order to enhance our competitive position, we have implemented a cost reduction program that includes moving certain operations to regions with lower labor costs and expanding capacity in these regions. These improvements have resulted in increased gross margins.

Recreation Products

   We design, manufacture, contract for the manufacture of and market outdoor products including tents, sleeping bags and backpacks under four major brands. Each brand is positioned to target a specific distribution channel. The recreation products segment accounted for 7% of our total sales in fiscal 1999.

   Our major brand names within the recreation products segment, and their related products and distribution channels, are as follows:

         Brand Names               Products                Distribution Channel
         -----------               --------                --------------------
      Wenzel(R)             Tents, sleeping bags          Mass merchants and
                            and packs.                    national retail chains.

      Kelty(R)              Tents, bags, child            Specialty outdoor
                            carriers and backpacks.       chains.

      Slumberjack(R)        Sleeping bags, self-          Sporting goods chains
                            inflating mats and            and catalogs.
                            camp furniture.

      Sierra Designs(R)     Tents, bags and               Upper-end specialty
                            apparel.                      outdoor chains.

Channels of Distribution and Customers

   We sell our products through multiple channels of distribution, including national retail chains, department stores, specialty stores, mass merchants, mail order houses, electronic retailers, sporting goods stores and other retailers. Apparel products accounted for approximately 93% of total sales in the fiscal year ended April 30, 1999. JC Penney and Wal-Mart were our largest customers in fiscal 1999, representing approximately 10% and 8%, respectively, of total sales. Our other principal customers include Sears, Federated, May Company, Dayton Hudson and Dillard's. In fiscal 1999, Kellwood's top 20 customers accounted for 69% of total sales, compared to 68% in fiscal 1998.

Sourcing and Manufacturing

   We source products from a global network of quality manufacturers as well as through our own plants. We maintain sourcing relationships with a network of contract manufacturers in the United States and in over 30 countries around the world. Products sourced through these relationships account for approximately 80% of

Kellwood's total sales in fiscal 1999. This network is supplemented by 30 company-operated plants in the United States, Canada, the Caribbean Basin, Central America, Hong Kong, the People's Republic of China and Sri Lanka.

   Through the use of our global sourcing network, we seek to meet retailers' needs for competitively priced merchandise, quick response and reorder capability. As a result of our global sourcing strategy, products sourced outside the United States from contractors and our plants have increased from 66% in fiscal 1997 and 73% in fiscal 1998 to 80% in fiscal 1999. No single supplier provides more than five percent of total company purchases. Our management is continually evaluating further diversification of our sourcing and manufacturing capabilities to ensure our position as a responsive and low cost producer.

                            DESCRIPTION OF THE NOTES

   We have summarized certain provisions of the notes below. This summary supplements and replaces (if inconsistent with) the description of the general terms and provisions of debt securities under the caption "Description of Debt Securities" in the accompanying prospectus.

General

   The notes will be issued under an indenture dated as of September 30, 1997 between us and The Chase Manhattan Bank, as trustee. The notes will be redeemable at our option but will not be subject to any sinking fund.

   The notes will mature on July 15, 2009 and will bear interest at 7 7/8% per annum. Interest on the notes will accrue from July 26, 1999. We:

  . will pay interest semiannually on January 15 and July 15 of each year, commencing January 15, 2000,

  . will pay interest to the person in whose name a note is registered at the close of business on the January 1 or July 1 preceding the interest payment date,

  . will compute interest on the basis of a 360-day year consisting of twelve
    30-day months,

  . will make payments on the notes at the offices of the trustee, and

  . may make payments by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the note register.

   We will issue the notes only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof.

Ranking

   The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our other senior unsecured and unsubordinated indebtedness. The notes will rank senior to any subordinated indebtedness.

Notices

   We will mail notices and communications to the holder's address shown on the register of the notes.

Paying Agents and Transfer Agents

   The trustee will be the paying agent and transfer agent for the notes.

The Trustee

   The Chase Manhattan Bank is the trustee under the indenture. The trustee and its affiliates also perform certain commercial banking services for us for which they receive customary fees.

Optional Redemption

   The notes will be redeemable as a whole or in part, at our option at any time or from time to time, at a redemption price equal to the greater of (1) 100% of their principal amount or (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the sum of the Treasury Rate (as defined below) and 25 basis points. In each case, accrued interest will be payable to the redemption date.

   "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

   "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

   "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

   "Reference Treasury Dealer" means each of Bear, Stearns & Co. Inc., Banc of America Securities LLC, Banc One Capital Markets, Inc., Chase Securities Inc. and Lazard Freres & Co. LLC and their respective successors. If any of the foregoing shall cease to be a primary U.S. Government securities dealer (a "Primary Treasury Dealer"), we shall substitute another nationally recognized investment banking firm that is a Primary Treasury Dealer.

   "Remaining Scheduled Payments" means, with respect to each note to be redeemed, the remaining scheduled payments of principal and interest on such note that would be due after the related redemption date but for such redemption. If such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment on such note will be reduced by the amount of interest accrued on such note to such redemption date.

   Holders of notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. In the case of any partial redemption, selection of the notes for redemption will be made by the trustee on a pro rata basis, by lot or by such other method as the trustee in its sole discretion shall deem to be fair and appropriate, although no note of $1,000 in original principal amount or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption so long as we have deposited with the paying agent funds sufficient to pay the principal of, premium (if any), plus accrued and unpaid interest, if applicable, and liquidated damages (if any) on, the notes to be redeemed.

Book-Entry Delivery and Settlement

   We will issue the notes in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee.

   DTC has advised us as follows:

  . DTC is a limited-purpose trust company organized under the New York
    Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve

   System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

  . DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates.

  . Direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations.

  . DTC is owned by a number of its direct participants and by the New York
    Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

  . Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

  . The rules applicable to DTC and its participants are on file with the SEC.

   We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. None of Kellwood, the underwriters nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

   We expect that under procedures established by DTC:

  . upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

  . ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

   The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

   So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.

   Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

   Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

   Payments on the notes represented by the global notes will be made in immediately available funds. Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds.

Certificated Notes

   We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by the global notes upon surrender by DTC of the global notes if:

  . DTC notifies us that it is no longer willing or able to act as a depository for the global notes, and we have not appointed a successor depository within 90 days of that notice;

  . an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes; or

  . we determine not to have the notes represented by a global note.

   Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

                                  UNDERWRITING

   Subject to the terms and conditions set forth in the underwriting agreement dated the date hereof, we have agreed to sell to each of the underwriters named below and each of the underwriters severally has agreed to purchase the principal amount of notes set forth opposite its name below:

                                                                    Principal
                                                                    Amount of
      Name                                                            Notes
      ----                                                         ------------
      Bear, Stearns & Co. Inc..................................... $ 75,000,000
      Banc of America Securities LLC..............................   18,750,000
      Banc One Capital Markets, Inc...............................   18,750,000
      Chase Securities Inc........................................   18,750,000
      Lazard Freres & Co. LLC.....................................   18,750,000
                                                                   ------------
          Total................................................... $150,000,000
                                                                   ============

   The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes are subject to, among other things, the approval of certain legal matters, by their counsel and certain other conditions. The underwriters are obligated to take and pay for all the notes if any are taken.

   The underwriters propose initially to offer all or part of the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.40% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of 0.25% of the principal amount of the notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

   The underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering will be 0.65% per note, for a total of $975,000. In addition, we estimate that we will incur other offering expenses of approximately $200,000.

   In order to facilitate the offering of the notes, Bear, Stearns & Co. Inc., or its affiliates may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, Bear Stearns, or its affiliates may over-allot in connection with this offering, creating short positions in the notes for its own account. In addition, to cover over-allotments or to stabilize the price of the notes, Bear Stearns, or its affiliates may bid for, and purchase notes in the open market. Finally, Bear Stearns, or its affiliates may reclaim selling concessions allowed to an underwriter or dealer for distributing notes in this offering, if Bear Stearns, or its affiliates repurchases previously distributed notes in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. Bear Stearns, or its affiliates is not required to engage in these activities, and may end any of these activities at any time.

   Neither we nor the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters makes any representation that such transactions will be engaged in or that such transactions, once commenced, will not be discontinued without notice.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the Underwriters may be required to make in respect thereof.

   Certain of the underwriters and their affiliates engage in transactions with and perform services for us in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us or our affiliates. In particular, affiliates of certain of the underwriters may from time to time hold indebtedness under our credit facilities. Because we intend to use a portion of the net proceeds of this offering to repay existing indebtedness, it is possible that affiliates of the underwriters may receive in excess of 10% of such net proceeds. Because more than 10% of the net proceeds of the offering may be received by entities affiliated with members of the National Association of Securities Dealers, Inc. (the "NASD") participating in the offering made hereby, the offering is being conducted pursuant to Rules 2710(c)(8) and 2720(c)(3)(C) of the Conduct Rules of the NASD. See "Use of Proceeds." The Trustee is an affiliate of Chase Securities Inc.

   The notes will not have an established trading market when issued. There can be no assurance of a secondary market for the notes or the continued liquidity of such market if one develops. It is not anticipated that the notes will be listed on any securities exchange.

                                 LEGAL OPINIONS

   The validity of the notes will be passed upon for us by McDermott, Will & Emery, Chicago, Illinois, our special securities counsel. Certain McDermott, Will & Emery attorneys own shares of Kellwood common stock. Certain legal matters relating to this offering will be passed upon for the underwriters by Kirkland & Ellis (a partnership including professional corporations), Chicago, Illinois.

                                    EXPERTS

   The consolidated financial statements of the Company and its subsidiaries incorporated in this prospectus supplement and accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended April 30, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

                               KELLWOOD COMPANY

                                 $300,000,000

               Debt Securities, Preferred Stock and Common Stock

                             ---------------------

   Kellwood Company ("Kellwood" or the "Company") from time to time may offer
(i) unsecured debt securities, which may be either senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities"), and which may be convertible into shares of common stock, par value $.01 per share ("Common Stock") of the Company (the "Convertible Debt Securities" and, together with the Senior Debt Securities and the Subordinated Debt Securities, the "Debt Securities"), (ii) shares of its preferred stock (the "Preferred Stock"), which may be convertible into shares of Common Stock and (iii) shares of Common Stock. The Debt Securities, Preferred Stock and Common Stock (collectively, the "Securities") may be offered either together or separately, and will be offered in amounts, at prices and on terms to be determined at the time of offering. The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will be limited to $300,000,000 aggregate public offering price (or the equivalent in foreign currency or currency units).

   The Senior Debt Securities will rank equally in right of payment with all other Senior Indebtedness (as defined) of the Company. The Subordinated Debt Securities will be subordinated in right of payment to all Senior Indebtedness of the Company.

   Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered (the "Offered Securities") are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, the initial public offering price of the Securities, the listing on any securities exchange, other special terms, and
(i) in the case of Debt Securities, the specific designation, aggregate principal amount, original issue discount, if any, authorized denominations, maturity, premium, if any, rate (which may be fixed or variable), time and method of calculating payment of interest, if any, the place or places where principal of, premium, if any, and interest, if any, on the Debt Securities will be payable, the currency in which principal of, premium, if any, and interest, if any, on the Debt Securities will be payable, whether the Debt Securities will be Senior Debt Securities or Subordinated Debt Securities, any terms of redemption at the option of the Company or the holder, any sinking fund provisions and any terms for conversion or exchange into Common Stock,
(ii) in the case of any series of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, voting and other rights and any terms for exchange for Debt Securities or conversion into Debt Securities or Common Stock and (iii) in the case of Common Stock, the number of shares of Common Stock and the terms of the offering and sale thereof. If so specified in the applicable Prospectus Supplement, Offered Securities may be issued in whole or in part in the form of one or more temporary or permanent global securities. The shares of any series of Preferred Stock may be represented by Depositary Shares as described herein.

                             ---------------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

   The Company may sell the Securities to or through underwriters or dealers, and may also sell Securities directly to other purchasers or through agents. See "Plan of Distribution." The Prospectus Supplement sets forth the names of any underwriters, dealers or agents involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered and any applicable fee, commission or discount arrangements with them.

   This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

                             ---------------------

                The date of this Prospectus is October 14, 1997

   No person has been authorized to give any information or to make any representations, other than those contained or incorporated by reference in this Prospectus or any Prospectus Supplement and, if given or made, such information or representations must not be relied upon as having been authorized. Neither this Prospectus nor any Prospectus Supplement constitutes an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                             AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and other information with the Securities and Exchange Commission (the "Commission"). Reports and proxy and other information statements filed by the Company and the Registration Statement and the exhibits thereto may be inspected, without charge, at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511 and Northeast Regional Office, Seven World Trade Center, Room 1028, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports, proxy and information statements and other information concerning the Company may also be inspected at the office of the New York Stock Exchange (the "NYSE") on which the Company's Common Stock is listed: The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Company is subject to the electronic filing requirements of the Commission. Accordingly, pursuant to the rules and regulations of the Commission, certain documents, including annual and quarterly reports and proxy statements, filed by the Company with the Commission have been and will be filed electronically. The Commission maintains a Web site at http:www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company.

   This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Securities. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents of the Company heretofore filed with the Commission pursuant to the Exchange Act are incorporated herein by reference:

1. The Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1997; and

2. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1997.

   All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of the reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus or any Prospectus Supplement shall be deemed to be modified or superseded for purposes of this Prospectus or any Prospectus Supplement to the extent that a statement contained herein, therein or in any other subsequently filed documents which also is or is deemed to be incorporated by reference in this Prospectus or in any Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

   The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to Corporate Secretary, Thomas H. Pollihan, Kellwood Company, P.O. Box 14374, St. Louis, Missouri 63178, telephone number (314) 576-3100.

   This Prospectus and the accompanying Prospectus Supplement contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995, that are based on current expectations, estimates and projections. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties; therefore, actual results may differ materially. The Company undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Important factors that may affect these projections or expectations include, but are not limited to: changes in competition in the wholesale and retail markets in which the Company operates; the effect of national and regional economic conditions; the overall level of consumer spending; the performance of the Company's products within the prevailing retail environment; customer acceptance of both new designs and newly-introduced product lines; financial difficulties encountered by customers; and the Company's ability to successfully implement its business and operational strategies.

                                  THE COMPANY

   Kellwood is a leading designer, manufacturer and marketer of apparel and camping soft goods with sales of over $1.5 billion in fiscal year 1997. The Company is one of the largest providers of popular-to-moderate women's sportswear in the United States, servicing all channels of distribution. Additionally, Kellwood is a major manufacturer of men's woven shirts and a supplier of outerwear and lingerie. The Company also participates in the better-to-bridge women's sportswear market.

   The Company operates three strategic business portfolios: (i) Domestic Branded, which designs, contracts for the manufacture of, and markets a broad range of apparel under recognized brands such as Sag Harbor(R), Kathie Lee-Registered(R) and Plaza South(TM); this portfolio also includes American Recreation Products, a supplier of branded camping soft goods; (ii) Domestic Private Label, which manufactures and markets a broad range of sportswear and intimate apparel principally produced in plants operated by the Company in the United States; and (iii) Far East Private Label, which principally manufactures woven shirts in plants operated by the Company in the Far East for sale primarily in the United States. The Company sells its products through multiple channels of distribution, including national retail chains, department stores, specialty stores, mass merchants, mail order houses, sporting goods stores, discounters and other retailers. The Company's global sourcing capability is diverse in terms of the range of products produced and sourced. In order to enhance responsiveness to the changing needs of the customer, to achieve flexibility and to reduce costs, the Company maintains sourcing relationships with contract manufacturers around the world. This network is supplemented by 31 Company-operated plants located in the United States, Canada, the Caribbean Basin, Hong Kong, the People's Republic of China and Sri Lanka.

   Kellwood is headquartered in St. Louis, Missouri and employs approximately 17,500 persons in fourteen states and seven foreign countries. Kellwood has been publicly owned since 1961 and its Common Stock trades on the NYSE under the symbol "KWD."

                                USE OF PROCEEDS

   Unless otherwise specified in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, including working capital, the repayment or refinancing of indebtedness, future acquisitions and/or capital expenditures. Pending application of the net proceeds for specific purposes, proceeds may be invested in short-term or marketable securities.

                      RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth the historical consolidated ratios of earnings to fixed charges for the Company for the three months ended each of July 31, 1997 and July 31, 1996 and for each of the fiscal years ended April 30, 1993 through April 30, 1997:

       Three Months
      Ended July 31,                     Fiscal Year Ended April 30,
      --------------             ---------------------------------------------------------------------
      1997        1996           1997           1996           1995           1994           1993
      ----        ----           ----           ----           ----           ----           ----
      2.56        2.61           3.52           2.79           2.25           4.23           4.04

   The ratio of earnings to fixed charges is determined by dividing net earnings before interest expense, taxes on income, amortization of debt expense, and a portion of rent expense representative of the interest component by the sum of interest expense, amortization of debt expense and the portion of rent expense representative of the interest component. Included in net earnings for fiscal 1995 is a restructuring charge of $14 million related to the shutdown of the Company's Saipan facility as discussed in the Notes to the Company's Consolidated Financial Statements. If the restructuring charge had not occurred, the ratio of earnings to fixed charges would have been 2.86 for fiscal 1995.

                        DESCRIPTION OF DEBT SECURITIES

   The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions may not apply thereto will be described in the Prospectus Supplement relating to such Offered Debt Securities.

   The Debt Securities may be issued from time to time in one or more series and will constitute either Senior Debt Securities or Subordinated Debt Securities. Senior Debt Securities will be issued under an Indenture (the "Senior Indenture"), between the Company and The Chase Manhattan Bank, as Trustee (the "Senior Trustee"). The Subordinated Debt Securities will be issued under an Indenture (the "Subordinated Indenture"), between the Company and a trustee to be named prior to the offering of any Subordinated Debt Securities, as Trustee (the "Subordinated Trustee"). The Senior Indenture and the Subordinated Indenture are referred to herein individually as an "Indenture" and, collectively, as the "Indentures," and the Senior Trustee and the Subordinated Trustee are referred to herein individually as the "Trustee" and collectively as the "Trustees."

   The following summaries of certain provisions of the Debt Securities and the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indentures, including the definitions therein of certain terms. Certain capitalized terms used herein are defined in the Indentures. The Indentures are substantially identical, except for certain covenants of the Company and provisions relating to subordination.

General

   The Indentures do not limit the amount of debt securities which can be issued thereunder and provide that debt securities of any series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. The Indentures do not limit the amount of other Indebtedness or securities, other than certain secured Indebtedness as described below, which may be issued by the Company or its Subsidiaries. All Senior Debt Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated Indebtedness of the Company. All Subordinated Debt Securities will be unsecured and will be subordinated in right of payment to the prior payment in full of Senior Indebtedness (which term includes the Senior Debt Securities) of the Company as described below under "Provisions Applicable Solely to Subordinated Debt Securities--Subordination." In addition, creditors of Subsidiaries of the Company are entitled to a claim on the assets of such Subsidiaries. Consequently, in the event of a liquidation or reorganization of any Subsidiary, creditors of the Subsidiary are likely to be paid in full before any distribution is made to the Company and holders of Senior Debt Securities or Subordinated Debt Securities, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such Subsidiary and any Indebtedness of such Subsidiary senior to that held by the Company.

   Reference is made to the Prospectus Supplement for the following terms thereof: (i) the title of the Offered Debt Securities and classification as Senior Debt Securities or Subordinated Debt Securities; (ii) any limit upon the aggregate principal amount of the Offered Debt Securities; (iii) if other than 100% of the principal amount, the percentage of the principal amount at which the Offered Debt Securities will be offered; (iv) the date or dates on which the principal of the Offered Debt Securities will be payable (or method of determination thereof); (v) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities will bear interest (or method of determination thereof), if any, the date or dates from which any such interest will accrue and on which such interest will be payable, and the record dates for the determination of the holders to whom interest is payable;
(vi) if other than U.S. dollars, the currency or units based on or relating to currencies in which the Offered Debt Securities are denominated and which the principal of, interest on and any Additional Amounts (as defined below) will or may be payable; (vii) if other than as set forth herein, the place or places where the principal of, interest on and any Additional Amounts payable in respect of the Offered Debt Securities will be payable; (viii) the price or prices at which, the period or periods within which, and the terms and conditions upon which Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company; (ix) whether the Offered Debt Securities are convertible into Common Stock and, if so, the terms and conditions upon which such conversion will be effected, including the initial conversion price or conversion rate, the conversion period and other conversion provisions in addition to or in lieu of those described in the applicable Indenture; (x) the obligation, if any, of the Company to redeem, repurchase or repay Offered Debt Securities, whether pursuant to any sinking fund or analogous provisions or pursuant to other provisions set forth therein or at the option of a holder thereof; (xi) whether the Offered Debt Securities will be represented in whole or in part by one or more global notes registered in the name of a depository or its nominee; (xii) whether and under what circumstances the Company will pay additional amounts ("Additional Amounts") in respect of certain taxes imposed on certain holders of Offered Debt Securities or as otherwise provided; and (xiii) any other terms or conditions not inconsistent with the provisions of the Indenture upon which the Offered Debt Securities will be offered. "Principal" when used herein includes, when appropriate, the premium, if any, on the Debt Securities. For a description of the terms of the Offered Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the description of Debt Securities set forth herein.

   Unless otherwise provided in the Prospectus Supplement, principal, interest and Additional Amounts, if any, will be payable, and the Debt Securities will be transferable or, if applicable, convertible at the office or offices or agency maintained by the Company for such purposes; provided that payment of interest on registered Debt Securities may be made by check mailed to the persons entitled thereto at the addresses of such persons appearing on the Security register. In the case of registered Debt Securities, interest on the Debt Securities will be payable on any interest payment date to the persons in whose name the Debt Securities are registered at the close of business on the record date with respect to such interest payment date.

   Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issued only in fully registered form without coupons in minimum denominations of $1,000 and any integral multiple thereof.

The Debt Securities may be represented in whole or in part by one or more global notes registered in the name of a depository or its nominee and, if so represented, interests in such global note will be shown on, and transfers thereof will be effected only through, records maintained by the designated depository and its participants as described below. Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special Federal income tax considerations, applicable to any such Debt Securities and to payment on and transfer and exchange of such Debt Securities will be described in the applicable Prospectus Supplement.

   Some of the Debt Securities may be issued as discounted Debt Securities (bearing no interest or bearing interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount ("Original Issue Discount Securities"). Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto.

   If the purchase price of any Debt Securities is payable in one or more foreign currencies or currency units or if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain Federal income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the applicable Prospectus Supplement.

   Debt Securities may be presented for exchange, and registered Debt Securities may be presented for transfer, in the manner, at the places or subject to the restrictions set forth in the applicable Indenture, the Debt Securities and the Prospectus Supplement relating thereto. Debt Securities in bearer form and the coupons, if any, appertaining thereto will be transferable by delivery. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

   The Indentures require the annual filing by the Company with the Trustee of a certificate as to compliance with certain covenants contained in the Indentures.

   The Company will comply with Section 14(e) under the Exchange Act, and any other tender offer rules under the Exchange Act which may then be applicable, in connection with any obligation of the Company to purchase Debt Securities at the option of the holders thereof. Any such obligation applicable to a series of Debt Securities will be described in the Prospectus Supplement relating thereto.

   Unless otherwise described in a Prospectus Supplement relating to any Offered Debt Securities, other than as described below under "Certain Covenants--Limitation on Liens", the Indentures do not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of Debt Securities protection in the event of a sudden and significant decline in the credit quality of the Company or a takeover, recapitalization or highly leveraged or similar transaction involving the Company. Accordingly, the Company could in the future enter into transactions that could increase the amount of Indebtedness outstanding at that time or otherwise affect the Company's capital structure or credit rating. Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for information with respect to any deletions from, modifications of or additions to the Events of Default described below or covenants of the Company contained in the Indentures, including any addition of a covenant or other provision providing event risk or similar protection.

Book-Entry Debt Securities

   The Debt Securities may be issued in whole or in part in the form of one or more temporary or permanent global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary ("Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more

Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Global Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement.

   The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

   Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary of such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or, if such Debt Securities are offered and sold directly by the Company, by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

   So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the applicable Indenture. Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a holder under the applicable Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or an owner of a beneficial interest in such Global Security desires to give any notice to take any action a holder is entitled to give or take under the applicable Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

   Principal of and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

Certain Covenants

   Limitation on Liens. The Senior Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind upon any Principal Property or any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares of stock or indebtedness are now owned or hereafter acquired) unless all payments due under the Senior Indenture and the Senior Debt Securities are secured on an equal and ratable basis with the obligations so secured until such time as such obligation is no longer secured by a Lien, except for Permitted Liens. See also "Exempted Indebtedness" below.

   The Subordinated Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, or otherwise cause or suffer to exist or become effective any Liens of any kind upon any Principal Property or any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares of stock or indebtedness are now owned or hereafter acquired) that secures any Indebtedness that is on a parity in right of payment with the Subordinated Debt Securities unless all payments due under the Subordinated Indenture and the Subordinated Debt Securities are secured on an equal and ratable basis with the obligation so secured until such time as such obligation is no longer secured by a Lien, except for Permitted Liens. See also "Exempted Indebtedness" below.

   Limitations on Sale and Leaseback Transactions. The Indentures provide that neither the Company nor any Restricted Subsidiary will enter into any sale and leaseback transaction with respect to any Principal Property (except for temporary leases of a term, including renewals, not exceeding five years) unless either (a) the Company or such Restricted Subsidiary would be entitled, pursuant to the provisions of the Indentures, to incur Indebtedness secured by a lien on the property to be leased without equally and ratably securing the Debt Securities, or (b) the Company within 180 days after the effective date of such transaction applies to the voluntary retirement of its funded debt an amount equal to the value of such transaction, defined as the greater of the net proceeds of the sale of the property leased in such transaction or the fair value, in the opinion of the Board of Directors, of the leased property at the time such transaction was entered into. See also "Exempted Indebtedness" below.

   Exempted Indebtedness. Notwithstanding the foregoing limitations on Liens and sale and leaseback transactions, the Company and its Restricted Subsidiaries may issue, assume, or guarantee Indebtedness secured by a Lien without securing the Debt Securities, or may enter into sale and leaseback transactions without retiring funded debt, or enter into a combination of such transactions, if the sum of the principal amount of all such Indebtedness and the aggregate value of all such sale and leaseback transactions does not at any such time exceed 12.5% of the consolidated total assets of the Company and its consolidated Subsidiaries as shown in the audited consolidated balance sheet contained in the latest annual report to the shareholders of the Company.

Conversion

   The Indentures contain certain provisions regarding the conversion of Debt Securities into Common Stock (or cash in lieu thereof). The specific terms applicable to a series of Convertible Debt Securities, including the initial conversion price or conversion rate, any adjustments to such conversion price or conversion rate and the conversion period, and the conditions upon which such conversion will be effected will be set forth in the Prospectus Supplement relating thereto.

Events of Default and Remedies

   An Event of Default with respect to the Debt Securities of any series is defined in each Indenture as: (i) default in the payment of any installment of interest on or any Additional Amounts payable in respect of any of the Debt Securities of such series as and when the same shall become due and payable, and continuance of such default for a period of 30 days; (ii) default in the payment of all or any part of the principal of any of the Debt Securities of such series as and when the same shall become due and payable either at maturity, upon any redemption, or otherwise; (iii) the failure by the Company to perform or observe any of its other covenants, conditions or agreements contained in the Debt Securities of such series or set forth in the applicable Indenture and continuance of such failure for a period of 90 days after due notice by the applicable Trustee or by the holders of at least 25% in principal amount of the Debt Securities of that series then outstanding; (iv) default in the payment of any scheduled payment of principal of or interest on any Indebtedness of the Company or any Subsidiary of the Company (other than the Debt Securities of such series) aggregating more than $25 million in principal amount, when due after giving effect to any applicable grace period, that results in such Indebtedness becoming due and payable prior to the date on which it would otherwise become due and payable, and such acceleration shall not have been rescinded or annulled, or such Indebtedness shall not have been discharged; or (v) certain events of bankruptcy, insolvency or reorganization involving the Company or its Subsidiaries as more fully described in the Indentures. Additional Events of Default may be added for the benefit of holders of certain series of Debt Securities which, if added, will be described in the Prospectus Supplement relating to such Debt Securities. The Indentures provide that the Trustee shall notify the holders of Debt Securities of each series of any continuing default known to the Trustee which has occurred with respect to that series within 90 days after the occurrence thereof. The Indentures provide that notwithstanding the foregoing, except in the case of default in the payment of the principal of, interest on or any Additional Amounts payable in respect of any of the Debt Securities of such series the Trustee may withhold such notice if the Trustee in good faith determines that the withholding of such notice is in the interests of the holders of Debt Securities of such series.

   If an Event of Default of the type described in clause (v) above shall happen and be continuing, then the principal of (or, with respect to a series of Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series), accrued and unpaid interest on, and any Additional Amounts payable in respect of the Debt Securities will become immediately due and payable. If one or more Events of Default of the type described in clauses (i) through (iv) with respect to any series of Debt Securities at the time outstanding shall happen and be continuing, then either the Trustee or the holders of not less than 25% of the principal amount of that series of the Debt Securities then outstanding may declare the principal (or, with respect to a series of Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series), accrued and unpaid interest on and any Additional Amounts payable in respect of the Debt Securities of that series due and payable immediately. This provision is subject to the condition that if, after any declaration of acceleration and before Stated Maturity of the principal with respect to the Debt Securities of any series, all arrears of interest and any Additional Amounts and the expenses of the Trustee, its agents or attorneys shall be paid by or for the account of the Company, and all Defaults (other than the payment of principal that has been declared due and payable) have been cured to the satisfaction of the Trustee, then the Trustee shall, upon the written request of the holders of a majority in principal amount of the Debt Securities of the applicable series, waive such Default and rescind or annul the declaration of acceleration; but no such waiver, rescission or annulment shall extend to or affect any subsequent Default or impair any right consequent thereon.

   No holder of any Debt Security of any series will have the right to pursue a remedy under the applicable Indenture or the Debt Securities, unless (1) such holder gives the Trustee notice of a continuing Default with respect to the Debt Securities of that series, (2) the holders of at least a majority of the Debt Securities of the applicable series make a request to the Trustee to pursue the remedy, (3) such holder or holders offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense and (4) the Trustee does not comply with the request within 30 days after the receipt of the request and the offer of security or indemnity. However, nothing contained in the Indentures shall affect or impair the right of any holder of Debt Securities to institute suit to enforce payment of the principal of, interest on and any Additional Amounts payable in respect of such holder's Debt Securities on or after the due dates expressed in such Debt Securities.

   The Company must furnish to the Trustee a statement, detailing any Defaults of which it is aware, within 5 days of becoming aware of the occurrence of any Default.

Reports

   The Indentures provide that the Company will file with the Trustee copies of the annual reports and other information, documents and reports which the Company is required to file with the Commission pursuant to the Exchange Act. If the Company is not required to file such reports and other information, the Indentures provide that the Company shall file with the Trustee and cause to be mailed to the holders of Debt Securities (i) annual reports containing the information required to be contained in an Annual Report on Form 10-K, (ii) quarterly reports containing the information required to be contained in a Quarterly Report on Form 10-Q and (iii) promptly after the occurrence of an event required to be therein reported, such other reports containing information required to be contained in a Current Report on Form 8-K. The Company shall also comply with the requirements of Trust Indenture Act 314(a).

Successor Company

   The Indentures provide that the Company will not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets or assign any of its obligations under the Debt Securities or applicable Indenture unless (i) the entity formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, lease, conveyance or other disposition shall have been made (the "Surviving Entity"), is a corporation organized and existing under the laws of the United States, any state thereof, or the District of Columbia; (ii) the Surviving Entity assumes by supplemental indenture all of the obligations of the Company under the Debt Securities and the applicable Indenture; and (iii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing. With respect to the sale of assets, the phrase "all or substantially all" as used in the Indentures varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indentures) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person, and therefore it may be unclear as to whether a disposition of assets comes within the terms of this provision.

Discharge

   Each Indenture provides that it will cease to be of further effect (except that certain obligations will survive) with respect to a series of Debt Securities when all outstanding Debt Securities of such series authenticated and issued have been delivered (other than destroyed, lost or stolen Debt Securities that have been replaced or paid) to the Trustee for cancellation and the Company has paid all sums payable under such Indenture with respect to such series of Debt Securities.

Modification of the Indentures

   Each Indenture contains provisions permitting the Company and the applicable Trustee, with the consent of the holders of not less than a majority in principal amount of the Debt Securities of each series at the time outstanding under such Indenture, to enter into supplemental indentures to amend any of the provisions of each Indenture or any supplemental indenture with respect to the Debt Securities of such series; provided that, unless consented to by each holder of Debt Securities of such series, no such supplemental indenture may (1) reduce the amount of Debt Securities whose holders must consent to an amendment or a waiver; (2) reduce the rate of or change the time for payment of interest or Additional Amounts, including default interest on any Debt Security; (3) reduce the principal of or change the Stated Maturity of any Debt Security or alter the provisions with respect to redemption; (4) make any Debt Security payable in money other than that stated in the Debt Security; (5) make any change in the types of amendment that need the approval of every affected holder of Debt Securities; (6) with respect to the Senior Indenture, affect the ranking of the Debt Securities; or
(7) waive a Default in the payment of principal of, any Additional Amounts payable in respect of or interest on, or with respect to, any Debt Security.

   The applicable Trustee and the Company may enter into supplemental indentures which amend the applicable Indenture and the Debt Securities with respect to a particular series without the consent of any holder of Debt Securities of such series in order to: (a) cure any ambiguity, omission, defect or inconsistency; (b) comply with such Indenture concerning the substitution of successor corporations pursuant to a merger or consolidation;
(c) comply with any requirements of the Commission in connection with the qualification of such

Indenture under the Trust Indenture Act; (d) provide for uncertificated securities; (e) make any change that does not materially adversely affect the legal rights of any holder of Debt Securities under the applicable Indenture as then in effect; (f) secure the Debt Securities and make intercreditor arrangements with respect to any such Debt Securities (unless prohibited by such Indenture); (g) provide for a replacement Trustee; or (h) add to the covenants and agreements of the Company for the benefit of all the holders of all of the Debt Securities with respect to a series and surrender any right or power reserved for the Company in such Indenture.

Defeasance and Covenant Defeasance

   Each Indenture provides that the Company may elect either (a) to terminate (and be deemed to have satisfied) all its obligations with respect to such Debt Securities (except for the obligations to register the transfer or exchange of such Debt Securities, to replace mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities, to compensate and indemnify the applicable Trustee and to punctually pay or cause to be paid the principal of, interest on and any Additional Amounts payable in respect of all Debt Securities of such series when due) ("defeasance") or (b) to be released from its obligations with respect to certain covenants, including those described above under "Certain Covenants--Limitation on Liens" and "--Limitations on Sale and Leaseback Transactions" above ("covenant defeasance"), upon the deposit with the Trustee, in trust for such purpose, of money and/or U.S. Government Obligations (as defined in the Indentures) which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of, interest on and any Additional Amounts payable in respect of the outstanding Debt Securities of such series, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may be established only if, among other things, the Company has delivered to the Trustee an opinion of counsel (as specified in such Indenture) with regard to certain matters, including an opinion to the effect that the holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and discharge and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance or covenant defeasance, as the case may be, had not occurred. The Prospectus Supplement may further describe these or other provisions, if any, permitting defeasance or covenant defeasance with respect to the Debt Securities of any series.

Concerning the Trustee

   The Senior Trustee acts as a co-agent under the Company's revolving credit facility and maintains additional banking relationships with the Company in the ordinary course of business. Prior to the issuance of any Subordinated Debt Securities under the Subordinated Indenture, the Company will engage a qualified trustee to serve as Trustee under the Subordinated Indenture. Any such Trustee will be an "eligible trustee" under the Trust Indenture Act of 1939, as amended.

Provisions Applicable Solely to Subordinated Debt Securities

 Subordination

   The Subordinated Debt Securities will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness (as defined below) of the Company. If the Company should default in the payment of any principal of, interest on or any Additional Amounts payable in respect of any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise, then, upon written notice of such default to the Company by the holders of such Senior Indebtedness or any trustee therefor and subject to certain rights of the Company to dispute such default and subject to proper notification of the Trustee, unless and until such default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) will be made or agreed to be made for principal of, interest on or any Additional Amounts payable in respect of the Subordinated Debt Securities, or in respect of any redemption, retirement, purchase or other acquisition of the Subordinated Debt Securities other than those made in capital stock of the Company (or cash in lieu of fractional shares thereof) pursuant to any conversion right of the Subordinated Debt Securities or otherwise made in capital stock of the Company.

   The term "Senior Indebtedness" is defined to mean Indebtedness (including the Senior Debt Securities) of the Company outstanding at any time except (a) any Indebtedness as to which, by the terms of the instrument creating or evidencing the same, it is provided that such Indebtedness is not senior in right of payment to the Subordinated Debt Securities, (b) the Subordinated Debt Securities, (c) any Indebtedness of the Company to a wholly-owned Subsidiary of the Company, (d) interest accruing after the filing of a petition initiating certain events of bankruptcy or insolvency unless such interest is an allowed claim enforceable against the Company in a proceeding under federal or state bankruptcy laws and (e) trade payables.

   If (i) without the consent of the Company a court shall enter an order for relief with respect to the Company under the United States federal bankruptcy laws or a judgment, order or decree adjudging the Company a bankrupt or insolvent, or enter an order for relief for reorganization, arrangement, adjustment or composition of or in respect of the Company under the United States federal or state bankruptcy or insolvency laws or (ii) the Company shall institute proceedings for the entry of an order for relief with respect to the Company under the United States federal bankruptcy laws or for an adjudication of insolvency, or shall consent to the institution of bankruptcy or insolvency proceedings against it, or shall file a petition seeking, or seek or consent to reorganization, arrangement, composition or similar relief under any applicable law, or shall consent to the filing of such petition or to the appointment of a receiver, custodian, liquidator, assignee, trustee, sequestrator or similar official in respect of the Company or of substantially all of its property, or the Company shall make a general assignment for the benefit of creditors, then all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings and any Additional Amounts payable in respect thereof) will first be paid in full before any payment or distribution, whether in cash, securities or other property, is made on account of the principal of, interest on or any Additional Amounts payable in respect of the Subordinated Debt Securities. In such event, any payment or distribution on account of the principal of, interest on or any Additional Amounts payable in respect of Subordinated Debt Securities, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Debt Securities will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings and any Additional Amounts payable in respect thereof) has been paid in full. If any payment or distribution on account of the principal of, interest on or any Additional Amounts payable in respect of the Subordinated Debt Securities of any character, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), shall be received by any holder of any Subordinated Debt Securities in contravention of any of the terms of the Subordinated Indenture and before all the Senior Indebtedness shall have been paid in full, such payment or distribution of securities will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the Senior Indebtedness then outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the holders of Subordinated Debt Securities, together with the holders of any obligations of the Company ranking on a parity with the Subordinated Debt Securities, will be entitled to be repaid from the remaining assets of the Company the amounts at that time due and owing on account of unpaid principal of, interest on and any Additional Amounts payable in respect of the Subordinated Debt Securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or obligations of the Company ranking junior to the Subordinated Debt Securities and such other obligations.

   By reason of such subordination, in the event of the insolvency of the Company, holders of Senior Indebtedness may receive more, ratably, than holders of the Subordinated Debt Securities. In addition, other creditors of the Company who are not holders of Subordinated Debt Securities or holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than holders of Subordinated Debt Securities. Such subordination will not prevent the occurrence of an Event of Default or limit the right of acceleration in respect of the Subordinated Debt Securities.

Certain Definitions

   "Additional Amounts" shall mean any additional amounts which are required by a Debt Security, under circumstances specified therein, to be paid by the Company in respect of certain taxes imposed on certain holders of such Debt Securities, or as otherwise specified in the terms of such Debt Security, and which are owing to such holders.

   "Capitalized Lease Obligation" shall mean an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with such principles; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

   "Consolidated Net Worth" means the excess of assets over liabilities of the Company and its consolidated Subsidiaries, plus Minority Interests, as determined from time to time in accordance with GAAP.

   "Default" shall mean any event that is, or after notice or passage of time or both would be, an Event of Default.

   "Indebtedness" shall mean, with respect to any Person, at any date, any of the following, without duplication, (i) any liability, contingent or otherwise, of such Person (A) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (B) evidenced by a note, bond, debenture or similar instrument or (C) for the payment of money relating to a Capitalized Lease Obligation or other obligation (whether issued or assumed) relating to the deferred purchase price of property; (ii) all conditional sale obligations and all obligations under any title retention agreement (even if the rights and remedies of the seller under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business; (iii) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction other than entered into in the ordinary course of business; (iv) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on any asset or property (including, without limitation, leasehold interests and any other tangible or intangible property) of such Person, whether or not such indebtedness is assumed by such Person or is not otherwise such Person's legal liability; provided, that if the obligations so secured have not been assumed in full by such Person or are otherwise not such Person's legal liability in full, the amount of such indebtedness for the purposes of this definition shall be limited to the lesser of the amount of such indebtedness secured by such Lien or the fair market value of the assets of the property securing such Lien; (v) all indebtedness of others (including all interest and dividends on any Indebtedness or preferred stock of any other Person for the payment of which
is) guaranteed, directly or indirectly, by such Person or that is otherwise its legal liability or which such Person has agreed to purchase or repurchase or in respect of which such Person has agreed contingently to supply or advance funds; and (vi) obligations in respect of Currency Agreements and Interest Swap Obligations (as such capitalized terms are defined in the Indentures).

   "Issue Date" shall mean, with respect to an Indenture, the first date on which a Debt Security is authenticated by the applicable Trustee pursuant to such Indenture.

   "Lien" shall mean any mortgage, pledge, security interest, encumbrance, lien, charge or adverse claim affecting title or resulting in an encumbrance against real or personal property or a security interest of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute other than to reflect ownership by a third party or property leased to the Company or any of its Subsidiaries under a lease that is not in the nature of a conditional sale or title retention agreement).

   "Minority Interest" is defined as any shares of stock of any class of a Subsidiary that are not owned by the Company or a Subsidiary.

   "Permitted Liens" shall mean, with respect to any Person: (i) Liens existing on the Issue Date; (ii) Liens on property or assets of, or any shares of stock of or secured debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary of the Company or at the time such corporation is merged into the Company or any of its Restricted Subsidiaries;
(iii) Liens in favor of the Company or any of its Restricted Subsidiaries;
(iv) Liens in favor of governmental bodies to secure progress or advance payments; (v) Liens securing industrial revenue or pollution control bonds;
(vi) Liens on Property to secure Indebtedness incurred for the purpose of (a) financing all or any part of the purchase price of such Property incurred prior to, at the time of, or within 180 days after, the acquisition of such Property or (b) financing all or any part of the cost of construction, improvement, development or expansion of any such Property; (vii) statutory liens or landlords', carriers', warehouseman's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made therefor; (viii) Liens on current assets of Restricted Subsidiaries securing Indebtedness of such Restricted Subsidiaries; and (ix) any extensions, substitutions, replacements or renewals in whole or in part of a Lien (an "existing Lien") enumerated in clauses (i) through (viii) above; provided that the Lien may not extend beyond (A) the Property or Indebtedness subject to the existing Lien and (B) improvements and construction on such Property and the Indebtedness secured by the Lien may not exceed the Indebtedness secured at the time by the existing Lien.

   "Person" shall mean any individual, corporation, partnership, limited partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof, or any other entity.

   "Principal Property" means any manufacturing plant or warehouse owned or leased by the Company or any Subsidiary, the gross book value of which exceeds one percent of Consolidated Net Worth, other than manufacturing plants and warehouses which the Board of Directors by resolution declares, together with all other plants and warehouses previously so declared, is not of material importance to the total business conducted by the Company and its Restricted Subsidiaries as an entirety.

   "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated financial statements of the Company and its Subsidiaries under GAAP.

   "Restricted Subsidiary" shall mean any Subsidiary which owns (i) a Principal Property or (ii) any trademark, trade name, brand name or license (collectively, "Intangible Property"), excluding any Intangible Property the use of which did not give rise to revenues in excess of $25 million during the Company's most recently completed fiscal year.

   "Stated Maturity," when used with respect to any security or any installment of interest thereon, shall mean the date specified in such security as the fixed date on which the principal of such security or such installment of interest is due and payable.

   "Subsidiary" of any Person shall mean (i) any Person of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more of the Subsidiaries of that Person or a combination thereof, and (ii) any partnership, joint venture or other Person in which such Person or one or more of the Subsidiaries of that Person or a combination thereof has the power to control by contract or otherwise the board of directors or equivalent governing body or otherwise controls such entity.

                DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

Common Stock

   The Company is authorized to issue 50,000,000 shares of Common Stock, $.01 par value. Holders of Common Stock have full voting rights, one vote for each share held of record, and, in the election of directors, are entitled to cumulate their votes. Shareowners are entitled to receive such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore, and they are entitled to share equally and ratably in the assets remaining, if any, after payment of all debts and liabilities upon the Company's winding up and dissolution, subject to the rights of the holders of any outstanding Preferred Stock. The holders of Common Stock have no preemptive or other rights to subscribe for, or to purchase, additional shares of Common Stock. The Common Stock is not subject to redemption or to any liability for further calls. The outstanding shares are fully paid and nonassessable. Harris Trust and Savings Bank is the transfer agent and registrar for the Company's Common Stock.

   If shares of Common Stock are offered, the Prospectus Supplement relating thereto will set forth the number of shares offered, the public offering price and information regarding the Company's dividend history and Common Stock prices as reflected on the New York Stock Exchange Composite Tape, including a recent last sale price of the Common Stock.

Preferred Stock

   General. Under the Certificate of Incorporation, the Company's Board of Directors is authorized to create and issue up to 500,000 shares of Preferred Stock in one or more series and to determine the rights and preferences of each series, to the extent permitted by the Certificate of Incorporation. As of the date of this Prospectus, no shares of Preferred Stock had been issued. One Hundred Sixty Thousand shares of Series A Junior Preferred Stock have been reserved for issuance in connection with the Company's preferred stock purchase rights described below.

   Reference is made to the applicable Prospectus Supplement relating to the series of Preferred Stock offered thereby and the Certificate of Designation establishing such series of Preferred Stock for specific terms, including:

     (i) The title and stated value of such Preferred Stock;

     (ii) The number of shares of such Preferred Stock offered, the liquidation preference per share and the initial offering price of such Preferred Stock;

     (iii) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

     (iv) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

      (v) The procedures for any auction and remarketing, if any, for such Preferred Stock;

     (vi) The provisions for a sinking fund, if any, for such Preferred
  Stock;

     (vii) The provisions for redemption, if applicable, of such Preferred
  Stock;

     (viii) Any listing of such Preferred Stock on any securities exchange;

     (ix) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof);

      (x) A discussion of any material Federal income tax considerations applicable to such Preferred Stock;

     (xi) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

     (xii) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

     (xiii) Any other specific terms, preferences, rights (including, without limitation, voting rights), limitations or restrictions of such Preferred Stock.

   Liquidation Preference. Unless otherwise specified in the applicable Prospectus Supplement, upon any liquidation, dissolution or winding up of the Company whether voluntary or involuntary, the holders of any series of Preferred Stock in respect of which this Prospectus is being delivered will have preference and priority over the Common Stock and any other class of stock or series of a class of stock of the Company ranking on liquidation junior to such series of Preferred Stock, for payment out of the assets of the Company or proceeds thereof, whether from capital or surplus, in the amount set forth in the applicable Prospectus Supplement. After such payment, the holders of such series of Preferred Stock will be entitled to no other payments. If, in the case of any such liquidation, dissolution or winding up of the Company, the assets of the Company or proceeds thereof shall be insufficient to make the full liquidation payment in respect of such series of Preferred Stock and liquidating payments on any other series of Preferred Stock ranking as to liquidation on a parity with such series, then those assets and proceeds will be distributed among the holders of such series of Preferred Stock and any such other series of Preferred Stock ratably in accordance with the respective amounts which would be payable on such shares of such series of Preferred Stock and such other series of Preferred Stock if all amounts thereon were paid in full. A sale of all or substantially all of the Company's assets or a consolidation or merger of the Company with one or more corporations shall not be deemed to be a liquidation, dissolution or winding up of the Company.

Depositary Shares

   General. The Company may, at its option, elect to issue fractional shares of Preferred Stock, rather than full shares of Preferred Stock. In the event such option is exercised, the Company may elect to have a Depositary (as defined below) issue receipts for Depositary Shares, each receipt representing a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below.

   The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement ("Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 ("Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

   The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of an offering of the Preferred Stock. In connection with the issuance of any series of Preferred Stock represented by Depositary Shares, the forms of Deposit Agreement and Depositary Receipt will be filed as exhibits to the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such exhibits.

   Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

   Upon surrender of Depositary Receipts at the office of the Depositary and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Receipts is entitled to have the Depositary deliver to such holder the whole shares of Preferred Stock relating to the surrendered Depositary Receipts. Holders of Depositary Shares will be entitled to receive whole shares of the related series of Preferred Stock on the basis set forth in the related Prospectus Supplement for such series of Preferred Stock, but holders of such whole shares will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of the related series of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

   Dividends and Other Distributions. The Depositary will distribute all cash dividends or other cash distribution received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders.

   In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

   Redemption of Depositary Shares. If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of Preferred Stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

   Voting the Preferred Shares. Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of the Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the amount of the Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of the Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.

   Amendment and Termination of the Deposit Agreement. The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect to the Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of Depositary Receipts.

   Charges of Depositary. The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

   Miscellaneous. The Depositary will forward to the record holders of the Depositary Shares relating to such Preferred Stock all reports and communications from the Company which are delivered to the Depositary.

   Neither the Depositary or the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder, and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

   Resignation and Removal of Depositary. The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Certain Provisions of the Certificate of Incorporation

   The Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation") provides for a classified Board of Directors with two-year staggered terms. It also provides that shareowners may remove an incumbent director only for "cause", and then only upon the affirmative vote of at least 75% of the outstanding shares entitled to vote on the election of directors. "Cause" is defined as conviction of a felony which is no longer subject to direct appeal or adjudication of liability for negligence or misconduct in the performance of a director's duty to the Company which is no longer subject to direct appeal.

   The Company's Certificate of Incorporation also requires the affirmative vote of 75% of each class of the Company's outstanding shares of capital stock to amend the Certificate of Incorporation or the Bylaws of the Company. Shareowners may not act by written consent without a meeting.

   Certain business combinations and other significant corporate transactions involving the Company and any beneficial owner of more than 25% of the outstanding voting shares of the Company (a "Substantial Stockholder") must be approved by at least 75% of the Company's outstanding shares entitled to vote thereon, and also by a majority of all votes entitled to be cast in respect of shares held by shareowners other than the Substantial Stockholder, unless such transaction has been approved by the Company's Board of Directors or unless the shareowners of the Company shall receive consideration for the transaction not less than the highest per share price paid by the Substantial Stockholder in acquiring any shares of stock of the Company.

Description of Preferred Stock Purchase Rights

   A dividend of one Series A Junior Preferred Stock purchase right (a "Right") per share of Common Stock was distributed to shareowners in June 1986 so that each share of Common Stock now also represents a Right

(expiring June 11, 2006) to buy 1/100th of a share of Series A Junior Preferred Stock from the Company for $100. The Rights were issued pursuant to a Rights Agreement, dated as of June 11, 1986, as amended as of August 21, 1990, and as further amended as of May 31, 1996, between the Company and Centerre Trust Company of St. Louis, as Rights Agent.

   Rights are not exercisable or transferable apart from the Common Stock until the earlier of (i) ten days following the public announcement that a person or group of affiliated or associated persons (other than the Company, its subsidiaries or any employee benefit plan of the Company) (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) ten days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer if, upon consummation thereof, such person or group (other than the Company, its subsidiaries or any employee benefit plan of the Company) would be the beneficial owner of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being the "Distribution Date").

   In the event that, on or after a Distribution Date, an Acquiring Person becomes a 15% or more holder, each Right holder, except the Acquiring Person, has the right to receive, upon exercise at the then current exercise price, shares of Common Stock (or, under certain circumstances, cash, property or other Company securities) valued at twice the then applicable exercise price of the Right. Similarly, on or after the Distribution Date, the Rights may be exercisable at the then current exercise price for the other party's stock (or assets) having a value of twice the exercise price if the Company is acquired in a merger or other business combination where it does not survive or survives with a change or exchange of its shares of Common Stock or if 50 percent or more of its assets, earning power or cash flow is sold or transferred. Generally, Rights may be redeemed by the Company for five cents each prior to the Stock Acquisition Date (subject to extension by the Company).

   The exercise price and the number of units of Series A Junior Preferred Stock or other securities or property issued upon exercise of the Rights are subject to adjustment to prevent dilution in the event of (i) a stock dividend, subdivision, combination or reclassification of the Series A Junior Preferred Stock, (ii) the grant to Series A Preferred Stockholders of certain rights or warrants, or (iii) the distribution to Series A Junior Preferred Stockholders of debt or assets, other than regular quarterly cash dividends, or of certain rights or warrants. With certain exceptions, no adjustments will be made until cumulative adjustments equal or exceed a 1% adjustment.

   The rights plan exempts from its application any acquisition by an underwriter for the purpose of resale in a public distribution. The Rights will attach to shares of Common Stock sold as Offered Securities or delivered upon conversion or exchange of any convertible or exchangeable Offered Securities.

                             PLAN OF DISTRIBUTION

General

   The Company may sell the Securities (i) through underwriters or dealers;
(ii) directly to one or more other purchasers; (iii) through agents; or (iv) to both investors and/or dealers through a specific bidding or auction process or otherwise. The Prospectus Supplement with respect to the Offered Securities will set forth the terms of the offering of such Offered Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Offered Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and any bidding or auction process. Any initial offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

   If underwriters are used in an offering, the Offered Securities will be acquired by the underwriters for their own account. The Offered Securities may be sold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The

Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. The specific managing underwriter or underwriters, if any, will be set forth in the Prospectus Supplement relating to the Offered Securities together with the members of the underwriting syndicate, if any. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such Offered Securities if any are purchased.

   Offered Securities may be sold directly by the Company or through agents designated by the Company from time to time. The Prospectus Supplement will set forth the name of any agent involved in the offer or sale of the Offered Securities in respect of which the Prospectus Supplement is delivered and any commissions payable by the Company to such agent. Unless otherwise indicated in the Prospectus Supplement, any such agent is acting on a best efforts basis for the period of its appointment.

   Any underwriters, dealers, or agents participating in the distribution of the Offered Securities may be deemed to be underwriters and any discounts or commissions received by them on the sale or resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Agents, dealers or underwriters may be entitled, under agreements entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may engage in transactions with or perform services for the Company in the ordinary course of business.

   The Offered Securities, other than the Common Stock, will be a new issue or issues of securities with no established trading market. Any Common Stock issued by the Company pursuant to this Registration Statement will be listed. Unless otherwise indicated in a Prospectus Supplement, the Company does not currently intend to list any Offered Debt Securities on any securities exchange. No assurance can be given that the underwriters, dealers or agents, if any, involved in the sale of the Offered Securities will make a market in such Offered Securities. Whether or not any of the Offered Securities are listed on a national securities exchange or the underwriters, dealers or agents, if any, involved in the sale of the Offered Securities make a market in such Offered Securities, no assurance can be given as to the liquidity of the trading market for such Offered Securities.

Delayed Delivery Arrangements

   If so indicated in the Prospectus Supplement, the Company may authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases will be subject to the approval of the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such agents will not have any responsibility in respect of the validity or performance of such contracts.

                                LEGAL OPINIONS

   The validity of the Securities offered hereby will be passed upon for the Company by McDermott, Will & Emery, Chicago, Illinois, special securities counsel for the Company. The Company is advised that McDermott, Will & Emery attorneys indirectly own 4,400 shares of the Company's Common Stock. Certain legal matters relating to this offering will be passed upon for the Underwriters by Mayer, Brown & Platt, Chicago, Illinois.


                                    EXPERTS

   The consolidated financial statements of the Company and its subsidiaries incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended April 30, 1997, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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                                  $150,000,000

[LOGO OF KELLWOOD COMPANY]

                          7 7/8% Senior Notes Due 2009

                           ------------------------

                               TABLE OF CONTENTS

                           ------------------------

                                                                            Page
                                                                            ----
Cautionary Note Regarding Forward-Looking Statements......................   S-2
Kellwood Company..........................................................   S-3
The Offering..............................................................   S-5
Use of Proceeds...........................................................   S-6
Dividends.................................................................   S-6
Capitalization............................................................   S-7
Selected Financial Data...................................................   S-8
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................  S-10
Business..................................................................  S-18
Description of the Notes..................................................  S-23
Underwriting..............................................................  S-27
Legal Opinions............................................................  S-28
Experts...................................................................  S-28

                                   PROSPECTUS

Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
The Company...............................................................     3
Use of Proceeds...........................................................     4
Ratio of Earnings to Fixed Charges........................................     4
Description of Debt Securities............................................     4
Description of Common Stock and Preferred Stock...........................    15
Plan of Distribution......................................................    19
Legal Opinions............................................................    20
Experts...................................................................    20

                           ------------------------

                             PROSPECTUS SUPPLEMENT

                           ------------------------

                            Bear, Stearns & Co. Inc.

                         Banc of America Securities LLC

                         Banc One Capital Markets, Inc.

                             Chase Securities Inc.

                            Lazard Freres & Co. LLC

                                 July 21, 1999

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